AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON [       ], 2001
REGISTRATION NO.[ ]
-------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
          SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) OR 12 (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                         UNITED MORTGAGE HOLDINGS, INC.

                 (Name of Small Business Issuer in its Charter)



         DELAWARE
-------------------------------------     ---------------------------------
    (State or Other Jurisdiction of       (I.R.S. Employer Identification No.)
     Incorporation or Organization)

          5895 Windward Parkway -- Suite 220, Alpharetta, Georgia 30005
 --------------------------------------------------------------------------
              (Address of Principal Executive Offices and Zip Code)

                                 (770) 754-6140
 --------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

       Securities to be Registered under Section 12 (b) of the Act: None

          Securities to be Registered under Section 12 (g) of the Act:

                          Common Stock, $.001 Par Value

                                (Title of Class)

                         UNITED MORTGAGE HOLDINGS, INC.
                               PARTS I, II AND FS

             CROSS-REFERENCE SHEET BETWEEN THE INFORMATION STATEMENT
        ATTACHED TO THIS DOCUMENT AS ANNEX A AND THE ITEMS IN PARTS I, II
                              AND FS OF FORM 10-SB

                INFORMATION INCLUDED IN INFORMATION STATEMENT AND
                 INCORPORATED BY REFERENCE INTO THE REGISTRATION
                              STATEMENT ON FORM 10-SB


ITEM NO.       ITEM CAPTION                 LOCATION IN INFORMATION
-------        ------------                 -----------------------
                                            STATEMENT
                                            ---------

PART I of
Form 10-SB

1.             Description of Business.......Summary; Management's Discussion
                                             and Analysis of Financial Condition
                                             and Results of Operation; Business;
                                             Risk Facts; The Spin-Off;
                                             Capitalization

2.             Management's Discussion
               and Analysis or Plan of
               Operations....................Management's Discussion and
                                             Analysis of Financial Condition
                                             And Results of Operation; Business;
                                             Summary Historical and Pro Forma
                                             Financial Data; Unaudited
                                             Consolidated Pro Forma Financial
                                             Statements

3.             Description of Property.......Business

4.             Security Ownership of
               Certain Beneficial Owners
               and Management................Security Ownership of Beneficial
                                             Owners and Management

5.             Directors, Executive Officers,
               Promoters and Control
               Persons.......................Management

6.             Executive Compensation........Management

7.             Certain Relationships and
               Related Transactions..........Certain Relationships and Related
                                             Transactions; Notes to Consolidated
                                             Financial Statements

8.             Description of Securities.....Description of Capital Stock; The
                                             Spin-Off

ITEM NO.       ITEM CAPTION                  LOCATION IN INFORMATION
-------        ------------                  -----------------------
                                             STATEMENT
                                             ---------

PART II of
Form 10-SB

1.             Market Price of and Dividends
               on the Registrant's Common
               Equity and Other Shareholder
               Matters.......................Summary; The Spin-off; Risk
                                             Factors; Description of Capital
                                             Stock

2.             Legal Proceedings.............Business

3.             Changes in and Disagreements
               with Accountants..............Not Applicable*

4.             Recent Sales of Unregistered
               Securities....................Not Applicable*

5.             Indemnification of Directors
               and Officers..................Management

PART FS of
Form 10-SB     Financial Statements..........Consolidated Financial Statements
---------------------
* This response to this Item of Form 10-SB, for purposes of the Registration Statement, is "None."

              LAHAINA LETTER TO STOCKHOLDERS ON LAHAINA LETTERHEAD


Dear Lahaina Stockholder:

         In an effort to maximize stockholder value, Lahaina Acquisitions, Inc. intends to focus on its real estate development business. In order to achieve this focus, Lahaina has decided to separate its mortgage banking and brokerage business from its real estate development business. The result will be two independent public companies: Lahaina Acquisitions, Inc., which will continue to own and operate the real estate development business and United Mortgage Holdings, Inc., which will own and operate the mortgage business.

         The separation of the two businesses will be accomplished through a spin-off of United Mortgage Holdings, Inc. In the spin-off, 85% of the outstanding shares of United Mortgage common stock will be distributed to Lahaina's stockholders. As a result, you will receive two shares of United Mortgage common stock for every three shares of Lahaina common stock that you
hold on the close of business on June [    ], 2001. The spin-off will not affect
your ownership of Lahaina common stock.

         We urge you to read carefully the enclosed Information Statement that explains the proposed spin-off in detail and provides important information regarding United Mortgage. Please note that a stockholder vote is not required in connection with this matter and holders of Lahaina common stock are not required to take any action to participate in the spin-off. Therefore, we are not asking you for a proxy.

         We are happy to have you as a stockholder during this very exciting time for our company. Lahaina and United will each have great new companies and we remain committed to having each company be a leader in its industry.

                                Very truly yours,


                                L. Scott Demerau
                                CEO and President

           UNITED MORTGAGE LETTER TO STOCKHOLDERS ON UNITED LETTERHEAD


Dear United Mortgage Holdings, Inc. Stockholder:

         We welcome you as a "founding" stockholder of United Mortgage Holdings, Inc., which will be publicly traded for the first time on or about July [ ], 2001. You will become an owner of two share of our common stock for every three shares of Lahaina Acquisitions, Inc. common stock that you owned at the close of business on June [ ], 2001. We have applied to list our common stock on the American Stock Exchange, and we expect that our common stock will be traded under the ticker symbol "[ ]."

         United Mortgage offers full-service mortgage banking and brokerage services through a broad array of residential mortgage products to consumers. Our Company consists of United Capital Mortgage Corporation, a wholly-owned subsidiary which operates the mortgage banking business, and Accent Mortgage Services, Inc., a wholly-owned subsidiary which operates the mortgage brokerage business. We currently originate mortgages in 31 states through 62 branch offices employing 180 mortgage loan originators.

         This is a very exciting time, and we are enthusiastic about what we believe the future holds for our new, independent public company. Let me be the first to congratulate you on becoming one of the "founding" stockholders of United Mortgage Holdings, Inc.

                                Very truly yours,


                                Dan E. Moudy
                                President and Chairman

                                                                ANNEX A

           PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY [ ], 2001
                                ----------------

                             INFORMATION STATEMENT

                         UNITED MORTGAGE HOLDINGS, INC.

                                  COMMON STOCK
                          (PAR VALUE, $.001 PER SHARE)

         United Mortgage Holdings, Inc., a Delaware corporation, is currently a wholly-owned subsidiary of Lahaina Acquisitions, Inc., a Colorado corporation. Lahaina plans to spin-off United by distributing 85% of United's common stock to the stockholders of Lahaina in the form of a dividend. As a holder of Lahaina common stock, you will receive either one share of United common stock for every share of Lahaina common stock, or two shares of United common stock for every three shares of Lahaina common stock that you hold at the close of business on
June [     ], 2001, the record date for the spin-off. We are sending you this
Information Statement to describe the spin-off of our Company. We expect the spin-off to occur on or about July 15, 2001. Immediately after the spin-off is completed, Lahaina will own approximately [ ] shares of our common stock and we will be a separate public company.

         A STOCKHOLDER VOTE IS NOT REQUIRED FOR THE SPIN-OFF TO OCCUR. LAHAINA IS NOT ASKING YOU FOR A PROXY AND REQUESTS THAT YOU NOT SEND A PROXY. Furthermore, to receive the shares of common stock to which you are entitled, you do not need to pay cash or other consideration to Lahaina or to United and you do not need to surrender any shares of Lahaina's common stock which you hold.

         There has been no trading market for our common stock. We expect regular way trading of our common stock will begin the first day after the spin-off. We are applying to list our common stock on the American Stock Exchange under the ticker symbol "[ ]." If this application is denied, we intend to list our common stock on the OTC Bulletin Board under the ticker symbol "[ ]."

     AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE ___.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Information Statement is [             ], 2001;

      Lahaina first mailed this document to its stockholders on [ ], 2001.

                                TABLE OF CONTENTS


CAPTION                                                                PAGE


Summary                                                                 8
Summary Historical and Pro Forma Financial Data                         11
Risk Factors                                                            12
The Spin-off                                                            17
Capitalization                                                          22
Unaudited Consolidated Pro Forma Financial Statements                   23
Management's Discussion and Analysis of Financial Condition
     And Results of Operation                                           25
Business                                                                26
Management                                                              36
Security Ownership of Certain Beneficial Owners and Management          39
Certain Relationships and Related Transactions                          40
Description of Capital Stock                                            41
Where You can Find More Information                                     42
Index to Consolidated Financial Statements                              43

                                     SUMMARY


         This summary highlights selected information from this document, but does not contain all of the details concerning the spin-off or United Mortgage Holdings, Inc., including information that may be important to you. To better understand the spin-off and United, you should carefully review this entire document.

         Unless the context otherwise requires, in this document:

         -- The terms "United," "United Mortgage," the "Company," "we," "us," and "our" refer to United Mortgage, Holdings, Inc. and its subsidiaries, United Capital Mortgage Corporation and Accent Mortgage Services, Inc. These terms include, for periods before the spin-off, the mortgage banking and brokerage business of Lahaina.

         -- The term "Lahaina" refers to Lahaina Acquisitions, Inc. and its subsidiaries. Before the spin-off, this term includes both Lahaina's real estate development and mortgage banking and brokerage businesses. For periods after the spin-off, this term refers only to the real estate development business.

         -- The term "UCMC" refers to United Capital Mortgage Corporation, a wholly-owned subsidiary of United and the term "AMSI" refers to Accent Mortgage Services, Inc., a wholly-owned subsidiary of United.

UNITED MORTGAGE HOLDINGS, INC.

         United is currently a wholly-owned subsidiary of Lahaina and, through its subsidiaries, UCMC and AMSI, operates Lahaina's mortgage banking and brokerage business. United consists of UCMC, a wholly-owned subsidiary which operates the mortgage banking business, and AMSI, a wholly-owned subsidiary which operates the mortgage brokerage business. We are a full-service mortgage finance operation, offering a wide variety of residential mortgage products to consumers. We originate mortgages in 31 states through 62 branch offices employing 180 mortgage loan originators.

         For the six months ended March 31, 2001, on a consolidated basis, our operations generated total revenue of $11,019,180, and net income of $2,011,584. In the year ended September 30, 2000, on a consolidated basis, our operations generated total revenue of $10,392,260, and a net loss of $551,887. UCMC's revenue and income is not included in the results for the year ended September 30, 2000 because it did not become part of our consolidated corporate group until October 1, 2000.

         In April of 2001, Lahaina announced its intention to complete the separation of its mortgage finance business from its real estate development business which had been proposed last year. This separation will be accomplished through a spin-off transaction in which Lahaina will distribute 85% of its ownership interest in United Mortgage to its stockholders on or about July [ ], 2001. Before the spin-off, United and Lahaina will enter into agreements providing for the separation of the two businesses and the distribution of the common stock of United, as well as the handling and sharing of taxes resulting from activities prior to the spin-off.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

     Q: WHY IS LAHAINA SEPARATING ITS BUSINESSES
         A: Lahaina's board of directors has determined that the separation of its mortgage finance business from its real estate development business is in the best interests of its stockholders. Lahaina' board of directors believes that the mortgage finance and real estate development businesses have distinct financial and operating characteristics and that separating the businesses will:

                  -- enable each company's management team to focus exclusively on improving each company's operations, thereby maximizing stockholder value over the long term for each of Lahaina and United;

                  -- separate management and ownership structures for the two companies and provide each company's management with direct incentives and accountability to their respective public investors; and

                  -- remove from United the indebtedness that Lahaina carries on its real estate assets, resulting in increased borrowing and lending (warehouse) capacity for United.

     Q: WHY IS THE SEPARATION OF THE TWO COMPANIES STRUCTURED AS A SPIN-OFF?

         A. Lahaina's board of directors believes that a distribution of shares in the mortgage company offers Lahaina and its stockholders the greatest long-term value and is the most efficient and cost-effective way to separate the two companies.

     Q. WILL THE SPIN-OFF BE A TAXABLE TRANSACTION?

        A. We believe that the spin-off will be taxable to Lahaina and its stockholders for federal income tax purposes, but we also are of the opinion that the tax consequences to the Lahaina stockholders receiving the distribution of United common stock will be immaterial. Nevertheless, you should read carefully the discussion of the Risk Factors relating to the tax consequences of the spin-off which begins on page ____of this document and the discussion of the U.S. Federal Income Tax Aspects of the Spin-off which begins on page____ of this document.

     Q. WHAT WILL THE SPIN-OFF ACCOMPLISH?

         A. The spin-off will separate Lahaina's mortgage banking and brokerage business from its real estate development business and transform Lahaina into two separate public companies, each with its own independent management team and each focused on its own core business.

     Q. WHAT DO STOCKHOLDERS NEED TO DO TO PARTICIPATE IN THE SPIN-OFF?

         A. Nothing. To effect the spin-off, Lahaina will declare and distribute to each of its stockholders a dividend of either one share of United common stock for every share of Lahaina common stock or two shares of United common stock for every three shares of Lahaina common stock held as of the close of business on June ____, 2001. Because the spin-off of United's common stock is being made to all of the stockholders of Lahaina, no proxy or vote is necessary. Lahaina expects the spin-off to occur on or about July ___, 2001. The spin-off will not change the number of shares of Lahaina common stock that Lahaina stockholders own. Immediately after the spin-off, Lahaina's stockholders will continue to own their respective proportionate interest in Lahaina's real estate development and mortgage finance businesses, but the stockholders will own their interest in these businesses through their ownership of stock in each of two separate public companies, Lahaina and United.

     Q. ARE THERE RISKS TO OWNING UNITED CAPITAL COMMON STOCK?

         A. Yes. United's business is subject to general and specific business risks relating to its operations. In addition, United's separation from Lahaina presents risks relating to its being an independent public company for the first time as well as risks relating to the nature of the spin-off transaction itself. These risks are described in the "Risk Factors" section beginning on page____ of this document. We encourage you to read that section carefully.

     Q. WHERE WILL THE UNITED STOCK BE TRADED?

         A.       We are applying to list our common stock on the American Stock
                  Exchange under the ticker symbol "       ".  In the event our
                  application is rejected, we will apply to list our common
                  stock on the OTC Bulletin Board under the symbol "       ".

     Q. WILL LAHAINA RETAIN ANY OWNERSHIP INTEREST IN UNITED AFTER THE SPIN-OFF?

         A. Yes. Lahaina will retain 15% of the common stock of United after the spin-off.

     Q. WHERE CAN STOCKHOLDERS GET MORE INFORMATION?

         A. You may direct questions to 5895 Windward Parkway-- Suite 201, Alpharetta, Georgia 30005, Attention: Investor Relations, telephone number: (770) 754-6140.

TERMS OF THE SPIN-OFF

         The spin-off will separate Lahaina's mortgage banking and brokerage business from its real estate development business, resulting in two independent public companies, United and Lahaina. The following is a brief summary of the terms of the spin-off.

Distributing Company                   Lahaina Acquisitions, Inc.

Spun-off Company                       United Mortgage Holdings, Inc.

Securities to be Distributed           Approximately _____________ shares of our
                                       common stock to the Lahaina Stockholders, with Lahaina retaining __________ shares
                                       (based on ____________ million shares of Lahaina common stock outstanding as of the record date).

Distribution Ratio                     Either one share of United common stock
                                       for every share of Lahaina common stock
                                       held as of the close of business on
                                       the record date or two shares of United
                                       common stock for every three shares of
                                       Lahaina common stock held as of the close of business on the record date. For purposes of this document, we have assumed, where applicable hereafter, that the two shares of United common stock for three shares of Lahaina common stock ratio will be utilized. If a one-for-one ratio is implemented, this document will be amended accordingly

Record Date                            Close of business on _______, 2001.

Spin-off Date                          On or about July ___, 2001.

Tax Treatment                          We expect that the spin-off will be
                                       taxable to Lahaina and its stockholders, but that the tax consequences will be immaterial.

Distribution Agent                     Corporate Stock Transfer, Suite 430, 3200
                                       Cherry Creek Drive South, Denver, CO
                                       80209, (303)282-4800.

Distribution and Other Agreements      Before the spin-off, we will enter into a
                                       separation and distribution agreement
                                       with Lahaina which will set forth the
                                       terms and conditions of the spin-off. We will also enter into a transitional services agreement and a tax sharing agreement with Lahaina to facilitate the separation of the mortgage finance business from the real estate development business and the operation of our company and Lahaina as independent public companies.

Listing and Trading of United          There is no current trading market for
Common Stock                           our common stock. We are applying to list
                                       our common stock on the American Stock
                                       Exchange under the ticker symbol "[   ]."
                                       If our application is not accepted, we
                                       intend to list our common stock on the
                                       OTC Bulletin Board under the ticker
                                       symbol '[   ]."  We expect "regular way"
                                       trading in our common stock to begin on
                                       the first trading day after the spin-off.

Trading of Lahaina Common Stock        Lahaina common stock will continue to
                                       trade on a regular basis on the OTC
                                       Bulletin Board under the ticker symbol
                                       "LAHA" reflecting the combined value of
                                       Lahaina and United until the date of the spin-off.

Dividend Policy Following the spin-off, we intend to retain all earnings for the foreseeable future for use in the operation of our business. Consequently, we do not anticipate paying any cash dividends for the foreseeable future.

Conditions to the Spin-off             The spin-off will occur only if, among
                                       other things, all necessary third-party consents are obtained, and no change of facts or circumstances has occurred which would change our conclusions regarding the anticipated tax consequences to
                                       Lahaina and the Lahaina stockholders from the distribution.


                 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


        The following Summary Historical and Pro Forma Financial Data have been derived from and should be read in conjunction with our Unaudited Consolidated
Pro Forma Financial Statements and Consolidated Financial Statements elsewhere in this document.

                                                  Six Months         Six Months
                                                Ending 3/30/01     Ending 3/30/00       Year-End        Year-End
                                                  (UNAUDITED)        (UNAUDITED)         9/30/00         9/30/99
                                               ---------------------------------------------------------------------------
         INCOME STATEMENT DATA:
         REVENUE                                $ 9,749,847         $ 3,860,487      $ 9,162,662        $ 1,388,235
         NET INCOME                             $ 2,011,585         $   273,433      $  (551,887)       $  (815,481)
         PRO FORMA BASIC AND
         DILUTED NET INCOME PER SHARE               400,000             400,000          400,000            400,000
         PRO FORMA WEIGHTED AVERAGE
         SHARES OUTSTANDING                         400,000             400,000          400,000            400,000


         BALANCE SHEET DATA:
         TOTAL ASSETS                           $39,316,036         $ 5,071,819         $3,540,128        $5,266,010
         REVENUE EARNING VEHICLE DEBT           $29,956,404         $ 1,132,442           $642,442        $1,132,442
         OTHER DEBT                             $   285,223         $         0                 $0                $0
         SHAREHOLDERS' EQUITY                   $ 7,323,692         $ 2,364,204         $1,846,908        $1,455,936



                                  RISK FACTORS

         In addition to the other information included in this Information Statement, you should be aware of the following risk factors in connection with the spin-off and ownership of shares.

         We also caution you that this Information Statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends," and "estimates," and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the headings "Summary," "Risk Factors," "The Spin-Off," "Unaudited Consolidated Pro Forma Financial Statements," "Management's Discussion and Analysis of Operations," "Business," and "Management." Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our expectations may not prove to be correct. Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include the following risk factors:

RISKS RELATING TO OUR BUSINESS

IF INTEREST RATES RISE OR GENERAL ECONOMIC CONDITIONS DETERIORATE, OUR BUSINESS COULD BE HARMED

         We will likely originate fewer mortgage loans if interest rates rise. In periods of rising interest rates, demand for mortgage loans typically declines. During those periods, we will likely originate and sell fewer mortgage loans and our revenues will decline. Demand for refinancing mortgages declines more significantly than for new home purchase mortgages during periods of rising interest rates. Our business would also be adversely affected by declining economic conditions in those states where we originate mortgage loans, particularly in their residential real estate markets.

IF WE DO NOT COMPLY WITH MORTGAGE BANKING RULES AND REGULATIONS OR OTHER REGULATORY REQUIREMENTS, OUR BUSINESS MAY BE HARMED

         Our business is subject to the rules and regulations of various federal, state and local regulatory agencies in connection with originating, brokering, processing, underwriting and selling mortgage loans. These rules and regulations, among other things, impose licensing obligations on us, prohibit discrimination, establish underwriting guidelines and mandate disclosures and notices to borrowers. If we do not comply with these rules, regulations and requirements, the regulatory agencies may restrict our ability to originate mortgage loans. Regulatory and legal requirements are subject to change and may become more restrictive, making compliance more difficult or expensive or otherwise restrict our ability to conduct our business as it is now conducted.

THE LOSS OF KEY PURCHASERS OF OUR LOANS OR A REDUCTION IN PRICES PAID COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

         As a mortgage banker, we sell most of the loans we originate to institutional buyers. Generally, we also sell the servicing rights to the loans at the time we sell the loans. If the financial institutions which typically purchase our loans cease to buy our loans or servicing rights and equivalent purchasers cannot be found on a timely basis, then our business and results of operations could be materially adversely affected. Our results of operations could also be adversely affected if these purchasers lower the price they pay to us or adversely change the material terms of their loan purchases from us.

         The prices at which we sell our loans vary over time. Several factors determine the prices we receive for our loans. These factors include:

         -        the number of institutions that are willing to buy our loans;

         -        the amount of comparable loans available for sale;

         -        the levels of prepayments of, or defaults on, loans;

         -        the types and volumes of loans we sell;

         -        the level and volatility of interest rates; and

         -        the quality of our loans.

         The prices at which we can sell our mortgage servicing rights vary over time and may be materially adversely affected by a number of factors, including the general supply of and demand for mortgage servicing rights and changes in interest rates. Servicing rights for a particular loan category that was originated at higher interest rates tend to have a lower value than those originated with comparatively lower interest rates due to the greater likelihood that loans with higher interest rates will be prepaid more quickly. Because our ability to fund mortgage loans depends on the availability of financing source, our revenue and business would be negatively affected if our current financing sources were canceled or not renewed.

OUR BUSINESS MAY SUFFER IF WE CANNOT ATTRACT OR RETAIN QUALIFIED LOAN
ORIGINATORS

         We depend on our loan originators to generate customers by, among other things, developing relationships with consumers, real estate agents and brokers, builders and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate, and retain skilled loan originators. The market for such persons is highly competitive and historically has experienced a high rate of turnover. Competition for qualified loan originators may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to continue to attract and retain a sufficient number of skilled loan originators to support our projected growth. If we cannot attract or retain a sufficient number of skilled loan originators, or even if we can retain them but at much higher costs, our business and results of operations may be adversely impacted.

THE MARKET IN WHICH WE OPERATE IS INTENSELY COMPETITIVE AND ACTIONS BY OUR COMPETITORS COULD HARM OUR BUSINESS

         We must compete with other mortgage bankers and brokers, many of whom are larger, better capitalized, better connected with institutional purchasers of loans and more experienced. Entry barriers in the mortgage industry are relatively low and increased competition is likely. As we seek to expand our business, we will face a greater number of competitors, many of whom will be in well-established markets we seek to penetrate. Accordingly, we may not be able to successfully compete against them or any future competitors. Moreover, competitors may be able to respond more quickly to take advantage of new or changing opportunities, technologies and customer preferences and requirements. They also may be able to undertake more extensive promotional activities and offer more attractive rates and other terms to borrowers, gaining a competitive advantage over us.

CHANGES IN EXISTING GOVERNMENT SPONSORED AND FEDERAL MORTGAGE PROGRAMS COULD NEGATIVELY AFFECT OUR BUSINESS

         Our ongoing ability to generate revenue through mortgage sales to institutional investors depends largely on programs administered by Fannie Mae, the Federal Home Loan Mortgage Corporation and others which facilitate the issuance of mortgage-backed securities in the secondary market. A portion of our business also depends on various programs administered by the Federal Housing Administration and the Veterans Administration. Any discontinuance of, or significant reduction in, the operation of those programs could have a material adverse effect on our business and results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities could reduce our revenues.

WE MAY BE REQUIRED TO RETURN PROCEEDS OBTAINED FROM THE SALE OF LOANS, WHICH WOULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS

         When we sell a loan to an investor, we are required to make certain representations and warranties regarding the loan, the borrower and the property. These representations are based in part on our due diligence and related information provided to us by the borrower and others. If any of these representations or warranties are later determined to be false, we may be required to repurchase the loan, including principal and interest, from the investor or indemnify the investor for damages or losses caused by the breach of the representation or warranty. In connection with some non-prime loan sales, we may be required to return a portion of the premium paid by the investor if the loan is prepaid within the first year after its sale. If, to any significant extent, we are required to repurchase loans, indemnify investors or return loan premiums, it could have a material adverse impact on our business and results of operations.

OUR NON-CONFORMING MORTGAGE BUSINESS SUBJECTS US TO GREATER RISKS THAN OUR CONFORMING MORTGAGE BUSINESS

         Under our non-conforming (sometimes referred to as non-prime) mortgage loan programs, we place loans for borrowers who have impaired or limited credit histories or higher debt-to-income ratios than prime mortgage lenders allow. The non-conforming mortgage banking industry is riskier than the conforming mortgage business primarily because there is a greater risk of default and product offerings for non-conforming mortgages frequently change, which may make selling a non-conforming loan to our institutional investors more difficult. Our failure to adequately address the related risks could have a material negative effect on our business and results of operations.

OUR FINANCIAL RESULTS MAY FLUCTUATE AS A RESULT OF SEASONALITY AND OTHER FACTORS, INCLUDING THE DEMAND FOR MORTGAGE LOANS, WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE

         The mortgage industry is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which typically peak during the spring and summer months and decline from January through March. Our quarterly results can be expected to fluctuate in the future, reflecting the seasonality of the industry.

         Further, if the closing of a sale of loans or servicing rights is postponed, the recognition of income is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operation for the previous quarter could be materially adversely affected. Unanticipated delays could also increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our credit facilities are outstanding. In addition, the following factors influence our revenues and net earnings:

         -        the level and volatility of interest rates;

         -        the overall demand for mortgage loans; and

         -        the size and timing of sales of loans and servicing rights.

         These and other factors may make it difficult to predict our results of operations. If our results of operations do not meet the expectations of our stockholders and securities analysts, then our common stock price may be adversely impacted.

IF WE SECURITIZE LOANS IN THE FUTURE, WE WILL BE SUBJECT TO ADDITIONAL RISKS THAT WE DO NOT CURRENTLY FACE

         We currently do not securitize the loans we originate. Although we do not have any immediate plans to securitize our loans, we may decide to do so in the future if market conditions or other considerations (such as our achieving the appropriate loan volume) justify our doing so. Securitizing our loans would subject us to numerous additional risks, including:

         -        delayed operating cash flow;

         - conditions in the general securities and securitization markets;

         -        retention of credit-enhancing residual interests;

         -        the need to obtain satisfactory credit enhancements; and

         -        increased potential for earnings fluctuations.

         If we were to securitize our loans, we would have to adequately address these and other related risks. Our failure to do so could have a material adverse impact on our business and results of operations.

WE MAY BE EXPOSED TO ENVIRONMENTAL LIABILITIES WITH RESPECT TO PROPERTIES TO WHICH WE TAKE TITLE, WHICH COULD INCREASE OUR COSTS OF DOING BUSINESS AND ADVERSELY IMPACT OUR RESULTS OF OPERATIONS

         In the course of our business, we may, at various times, have to foreclose upon and take title to residential properties, and we could be subject to environmental liabilities with respect to such properties. To date, we have not been required to perform any environmental investigation or remediation activities, nor have we been subject to any environmental claims relating to these activities. We cannot provide assurance that this will remain the case in the future. We may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substance or chemical releases at a property. The costs associated with an environmental investigation or remediation activities could be substantial.

WE ARE DEPENDENT ON OUR CURRENT WAREHOUSE LINE OF CREDIT LENDER

         We are currently dependent on our existing warehouse line of credit lender and line of credit, which is guaranteed by the Chief Executive Officer of UCMC. Consequently, our mortgage banking business is currently limited to the available capacity of the warehouse line of credit and the continued guaranty by Mr. McCord. Our business would be adversely affected if for any reason, Mr. McCord should withdraw his guaranty, or if our warehouse line of credit lender refused to expand or continue the line of credit or a substitute or additional warehouse line of credit could not be secured.

GENERAL RISKS

WE MAY BE UNABLE TO RAISE ADDITIONAL FUNDING TO PURSUE OUR STRATEGIES WHICH COULD HARM OUR BUSINESS

         We anticipate a need for additional capital in order for us to pursue our growth strategy and other business strategies. We expect to raise capital through a combination of new debt issuances and equity sales, from private as well as public sources. Issuance of new debt and/or the sale of equity will likely have a dilutive effect on our company and its stockholders. Implementation of our growth and other strategies and overall business plan is contingent upon the availability of such funding sources. No assurance can be given that we will be able to raise debt or equity capital when needed, on terms that are acceptable to the Company, or at all, in order to fund implementation of our business plan.

WE ARE A GROWTH COMPANY, WHICH ENTAILS RISKS THAT COULD DAMAGE OUR BUSINESS

         We intend to pursue a growth strategy for the foreseeable future by expanding our mortgage business into new geographical areas, increasing the interaction and cooperation between Accent and United personnel, streamlining and simplifying the loan process, increasing the market share of our existing loan offices, entering into additional joint ventures and similar relationships with realtors and builders, increasing our warehouse line, and pursuing selective strategic acquisitions of mortgage lenders and brokers and other mortgage-related companies. We cannot give assurance that we will accurately anticipate and respond to the changing demands our expanding operations will face. We anticipate that future operations will place a significant strain on management, loan originators, information systems and other resources. We must attract and integrate new personnel, improve existing procedures and controls and implement new ones to support future growth. Our inability to meet our future hiring needs and to adapt our procedures and controls accordingly could have a material adverse effect on our results of operations, financial condition and business prospects. In addition, if we make strategic acquisitions, we must successfully integrate the acquired operations in a timely manner. We cannot give assurance that we will achieve our growth expectations, and our inability to do so could materially adversely affect our results of operations and business

THE LOSS OF KEY MANAGEMENT COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

         Our future depends to a significant extent on the continued services of our senior management, particularly the Chief Executive officer and President of UCMC and the President of AMSI. The loss of the services of any one of these three individuals or any other key employee could have a material adverse effect on our business and results of operations. Each of the three individuals specified above has agreed to enter into a three-year employment agreement, which includes covenants against competition, solicitation of our customers and employees and disclosure of confidential information about our business and operations.

THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK IN THE FUTURE COULD HARM THE BOOK VALUE OF THE OUTSTANDING SHARES OF COMMON STOCK

To the extent the future funding requirements of our Company dictate the issuance of convertible securities or preferred stock or debt instruments having liquidation, dividend and other preferences and priorities to the shares of common stock, the shares of common stock may suffer a decline in book value.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE

         Our Company intends to retain all future earnings for use in the development of its business. Our Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

CERTAIN ANTI-TAKEOVER FEATURES

         Upon consummation of the spin-off, certain provisions of our Certificate of Incorporation and Bylaws, along with certain provisions of Delaware statutory law, could discourage potential acquisition proposals and could delay or prevent a change in control of United. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock. Such provisions also may inhibit fluctuations in the market price of our common stock that could result from takeover attempts.

RISKS RELATING TO THE SPIN-OFF

WE EXPECT THE SPIN-OFF TO BE TREATED AS A TAXABLE TRANSACTION

         We expect the spin-off to be treated as a taxable dividend under the Internal Revenue Code of 1986, as amended (the "Code"). Lahaina will recognize gain (but not loss) equal to the difference between the basis of its stock in United and the fair market value of such stock. Assuming the spin-off is taxed as a dividend of appreciated property to the Lahaina stockholders receiving the dividend of United stock, Lahaina's earnings and profits ("E & P") will first be increased by the excess of the fair market value of the distributed stock over its tax basis, and then reduced by the fair market value (rather than adjusted basis) of the distributed stock. If the distributed stock is not appreciated, Lahaina's E & P will be reduced by the basis of the distributed stock.

         The distribution of the United stock will be taxable to the Lahaina shareholders in the same manner as any other property distribution or dividend. Accordingly, to the extent that Lahaina has any E & P at the time of the distribution of the United stock, the Lahaina stockholders receiving the United stock will be deemed to receive a dividend and will be taxed at ordinary income rates for the fair market value of the distribution. To the extent that Lahaina does not have E & P (or not a sufficient amount of E & P to cover the entire distribution), the shareholders' basis in their stock will be reduced by the fair market value of the distribution. The calculation of the E & P of Lahaina, for this purpose, is the E & P of Lahaina after the increase to the E & P in the amount of the excess of the fair market value of the distributed securities over their tax basis, as described above. Lahaina believes that the value of the United stock will be $___ per share. However, the trading value of the United stock, which is evidence of the value of such stock on the date of its distribution is difficult to forecast. If the trading price were to increase substantially, it is possible that the Internal Revenue Service could challenge Lahaina's position with regard to the value of the United stock.

LIABILITIES OF LAHAINA COULD BECOME LIABILITIES OF THE COMPANY

         If the assets of Lahaina immediately subsequent to the spin-off were to be found insufficient to cover its liabilities, then some or all of the liabilities of Lahaina could become liabilities of our company and some or all of the creditors of Lahaina could become creditors of our company, with rights to enforce their claims against our company. It is anticipated, however, that the assets of Lahaina immediately subsequent to the spin-off will be sufficient to pay its liabilities, and therefore United will not take on the liabilities of Lahaina.

SUBSTANTIAL SALES OF OUR COMMON STOCK MAY OCCUR AFTER THE SPIN-OFF, WHICH COULD CAUSE THE STOCK PRICE TO DECLINE

         Most of the shares of our common stock distributed in the spin-off will be eligible for immediate resale in the public market. In spin-off transactions similar to this one, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the Spin-Off of United or what effect these sales may have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that any redistribution has not been completed, could materially adversely affect the market price of our common stock.

THERE IS NO TRADING HISTORY FOR OUR COMMON STOCK

         There has been no trading market for our common stock. We expect regular way trading of our stock will begin the first trading day after the spin-off. Although we are applying to list our common stock on the American Stock Exchange, there can be no assurance that our application will be granted and there can be no assurance that an active market will develop for our common stock.

         Once we have issued shares of our common stock in the spin-off, we do not know how our common stock will trade. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

         - our business profile may not fit the investment objectives of some of Lahaina's stockholders, causing them to sell our shares after the spin-off;
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

         - the potential absence of securities analysts covering the Company and distributing research and recommendations about the Company;

         - changes in earnings estimates by securities analysts or our ability to meet those estimates;

         - the operating results and stock price performance of other comparable companies;

         -        overall stock market fluctuations; and

         - economic conditions generally and in the mortgage industry in particular.

         Any of these factors could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

                                  THE SPIN-OFF

REASONS FOR THE SPIN-OFF

          The Lahaina Board recognized in its planning that the Spin-Off would result in a transaction taxable to Lahaina Stockholders and possibly to Lahaina depending on the fair market value of the United Common Stock on the distribution date. Due to the duration of Lahaina's holdings of its Mortgage Banking and Brokerage Business, Lahaina and United are not positioned to effect the Spin-Off on a tax-free basis. However, in light of the various business reasons set forth below, the Lahaina Board concluded that the benefits of the Spin-Off would more than offset any negative tax consequences of the Spin-Off.

          Separate and Distinct Businesses

         The spin-off is designed to separate Lahaina's mortgage banking and brokerage business from its real estate development business, each of which have distinct financial and operating characteristics. The real estate business, in contrast with the mortgage business, is hard-asset based and highly leveraged, produces revenues in irregular increments upon the sale of properties, and, for long periods, consumes far more operating capital than it produces. Separating the two business lines will enable the Company to raise capital through a reduction in its overall debt structure to pursue its business plan. Following the spin-off, the two independent companies will be able to adopt strategies and pursue objectives appropriate to their respective wants and needs.

         Business Focus

         Each of Lahaina and United should be better able to focus its attention and financial resources on its own core business and on exploring and implementing the most appropriate business opportunities.

         Investor Understanding; Market Valuation Methodology; Public Relations

         Investors and securities analysts should be better able to evaluate the financial performance, strategies and other characteristics of each company. Whereas public real estate development companies are typically valued on a net asset basis, public mortgage companies are typically valued on the basis of earnings. The spin-off should permit investors and analysts to make investment decisions and recommendations based on each company's separate performance and potential and enhance the likelihood that the market will value each company appropriately. In addition, each company will be better able to focus its public relations efforts on cultivating a distinct identity.

MECHANICS OF THE SPIN-OFF

         Lahaina will accomplish the spin-off by distributing 85% of the shares of United's common stock to Lahaina's stockholders as a property distribution or dividend. On _____________, 2001, Lahaina's board of directors formally declared the dividend necessary to effect the spin-off. Each Lahaina stockholder as of the close of business on June ___, 2001, which is the record date for the spin-off, will participate in the spin-off. On the spin-off date, those Lahaina stockholders will each receive two shares of United common stock for each three shares of Lahaina common stock that they hold as of the record date. We expect that the spin-off will take place on or about July ___, 2001, although completion of the spin-off is contingent upon satisfaction of certain conditions described in the separation and distribution agreement.

         Before the spin-off date, Lahaina will deliver 85% of the outstanding shares of United common stock to Corporate Stock Transfer, Denver, Colorado, the Distribution Agent, for transfer and distribution to Lahaina stockholders. As soon as possible on or after the spin-off date, Lahaina will deliver to the Distribution Agent, as agent for those Lahaina stockholders, certificates representing shares of United common stock. The Distribution Agent will then mail, on or about the spin-off date, certificates representing the shares of United common stock to stockholders of Lahaina as of the record date. Where appropriate, these transactions may take place as book-entry only, without the delivery of any certificates. We will not distribute any fractional shares of our common stock. Our Distribution Agent will aggregate all fractional shares, sell them on behalf of Lahaina stockholders who otherwise would have been entitled to receive a fractional interest in our common stock and distribute the cash proceeds to the stockholders.

         No Lahaina stockholder will be required to pay cash or other consideration for the shares of United common stock they will receive in the spin-off, or to surrender or exchange shares of Lahaina common stock to receive United common stock.

RELATIONSHIP BETWEEN LAHAINA AND UNITED AFTER THE SPIN-OFF

         The relationship between us and Lahaina after the spin-off will be governed by the separation and distribution agreement and other agreements which we may enter into in connection with the spin-off. These agreements are described below and are intended to facilitate the separation of the real estate development business of Lahaina and the mortgage finance business of United and the operation of Lahaina and United as separate companies. It is our and Lahaina's intention that there be no common directors or executive officers of the two companies after the spin-off.

         Separation and Distribution Agreement

         Before the spin-off we will enter into a separation and distribution agreement with Lahaina. This agreement sets forth the agreements between the parties with respect to the principal corporate transactions required to effect the separation of the real estate development and mortgage finance businesses, the spin-off and other agreements governing our relationship with Lahaina after the spin-off.

         In conjunction with the spin-off, Lahaina will separate its existing businesses so that after the spin-off, (1) the assets and liabilities of its mortgage banking and brokerage business will be owned by United and its subsidiaries and (2) the assets and liabilities of its real estate development business will be owned by Lahaina and its subsidiaries. Specifically, our assets and liabilities upon completion of the separation will consist of (a) those assets and liabilities related to Lahaina's mortgage finance business, as reflected on our unaudited consolidated pro forma balance sheet as of March 31, 2001, (b) those assets and liabilities incurred or accrued after March 31, 2001 which we would have included on the March 31, 2001 pro forma balance sheet had they been acquired, accrued or incurred earlier, and (c) all other assets, rights and liabilities expressly allocated to us or our subsidiaries under the separation and distribution agreement or ancillary agreements.

         The separation and distribution agreement provides that, subject to the terms and conditions of the agreement, both we and Lahaina will take all reasonable steps necessary and appropriate to cause all conditions to the spin-off to be satisfied and then to effect the spin-off. Lahaina will complete the spin-off after the satisfaction or waiver of all of the conditions to the spin-off, as determined by Lahaina's board of directors in its sole discretion, including the following conditions:

         -- any material governmental approvals and third party consents necessary to complete the spin-off or the related transactions shall have been obtained and be in full force and effect;

         -- our common stock shall have been approved for listing on the American Stock Exchange or the OTC Bulletin Board;

         -- our common stock shall have been registered under the Securities Exchange Act;

         -- no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off shall be in effect, and no other event outside Lahaina' control shall have occurred or failed to occur that prevents the completion of the spin-off; and

         -- no other events or developments shall have occurred that, in the judgment of Lahaina's board of directors, would result in the spin-off having a material adverse effect on Lahaina or its stockholders.

         Although Lahaina may waive the conditions described above to the extent permitted by law, Lahaina's board of directors presently has no intention of proceeding with the spin-off unless each of these conditions is satisfied.

         Releases and Indemnification. The separation and distribution agreement provides for a full and complete release and discharge of all liabilities (including any contractual agreements or arrangements existing or alleged to exist) existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur or alleged to have existed on or before the spin-off date, between us and Lahaina, including any in connection with the transactions and other activities to implement the spin-off, except as described in the separation and distribution agreement.

         Except as provided in the separation and distribution agreement, we have agreed to indemnify, defend and hold harmless Lahaina and each of its directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (1) our failure or the failure of any other person to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms and (2) any breach by us of the separation and distribution agreement or any of the ancillary agreements entered into by the parties in connection with the spin-off.

         Subject to exceptions provided in the separation and distribution agreement, Lahaina has agreed to indemnify, defend and hold harmless each of our directors, officers and employees harmless from and against all liabilities relating to, arising out of or resulting from (1) Lahaina's failure or the failure of any other person to pay, perform or otherwise promptly discharge any liabilities of Lahaina other than our liabilities, (2) any breach by Lahaina of the separation and distribution agreement or any related agreement and (3) any untrue statement of a material fact or omission to state a material fact, or alleged untrue statements or omissions, with respect to certain information relating to Lahaina contained in this Registration Statement which we are filing to register our common stock with the Commission.

         The separation and distribution agreement describes procedures with respect to claims subject to indemnification and related matters.

         Contingent Liabilities and Contingent Claims. The separation and distribution agreement provides for indemnification by us and Lahaina with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to one of us.

         The separation and distribution agreement provides for the establishment of a Contingent Claims Committee comprised of one representative designated from time to time by each of Lahaina and us that will establish procedures for resolving disagreements between us and Lahaina as to contingent gains and contingent liabilities.

         The separation and distribution agreement provides for the sharing of some contingent liabilities, including (1) any contingent liabilities that do not relate to one of our respective businesses or were otherwise not assigned to one of us and (2) some specifically identified liabilities. We have agreed with Lahaina to allocate responsibility for any shared contingent liability based upon our respective market capitalizations on the spin-off date or upon another methodology which the Contingent Claims Committee may establish. Lahaina will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and the costs and expenses of this action will be included in the amount to be shared by the parties.

         The separation and distribution agreement provides that we and Lahaina will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or Lahaina. Each of us and Lahaina will have sole and exclusive authority to mange, control and otherwise determine all matters whatsoever with respect to this type of contingent gain that primarily relates to its respective business. We have agreed with Lahaina to share any benefit that may be received from any contingent gain that is not related to the business of, or that is not expressly assigned to either of us based upon our respective market capitalizations on the spin-off date or upon another methodology to be established by the Contingent Claims Committee. We have agreed with Lahaina that they will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any shared contingent gain; and
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

we acknowledge that Lahaina may elect not to pursue any shared contingent gain for any reason whatsoever, including a different assessment to the merits of any claim, action or right or any business reasons that are in the best interests of Lahaina without regard to our best interest, and that Lahaina will have no liability to any person as a result of any determination of this kind.

         Expenses. Lahaina has agreed to pay all third-party costs, fees and expenses relating to the spin-off and the related transactions, including all of the costs of producing, printing, mailing and otherwise distributing this Information Statement.

         Termination. The separation and distribution agreement may be terminated at any time before the spin-off date by the mutual consent of us and Lahaina. In addition, the distribution agreement will terminate if the spin-off does not occur on or before September 30, 2001, unless both parties agree to extend the date.

         Tax Sharing Agreement

         After the spin-off, we will no longer be included in Lahaina's consolidated group for United States federal income tax purposes. Before the spin-off, we will enter into a tax sharing arrangement with Lahaina to reflect our separation from Lahaina with respect to tax matters. The primary purpose of this agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the spin-off and any taxes resulting from transactions effected in connection with the spin-off. With respect to any period before the spin-off, Lahaina will:

         -- continue to be the sole and exclusive agent for us in all matters relating to the tax liabilities of United;

         -- bear any costs relating to tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses, subject to our obligation to pay for items relating to our mortgage finance business;

         -- continue to have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns; and

         -- generally have the power, in Lahaina' sole discretion, to contest or compromise any claim or refund on our behalf.

         The tax sharing agreement will provide for payments between the two companies to reflect tax liabilities which may arise before and after the spin-off. It will cover the handling of audits, settlements, elections, accounting methods and return filings in cases where both companies have an interest in the results of these activities.

         The tax sharing agreement will allocate responsibility for the possible corporate-level tax burden resulting from the spin-off, as well as other tax items. The tax sharing agreement does not apply to any taxes that stockholders may incur in connection with the spin-off.

EMPLOYEE BENEFITS ALLOCATION AGREEMENT

         Lahaina and United will enter into an Employee Benefits Allocation Agreement containing a number of provisions relating to current and former employees of Lahaina. The Employee Benefits Allocation Agreement generally contemplates that United will assume no obligations or liabilities with respect to employee plans or benefits prior to the Spin-Off Date and that after the Spin-Off Date, United will be responsible for providing employee benefits for Lahaina personnel who become employees of United. The Employee Benefits Allocation Agreement will also address adjustments to stock options held by Lahaina personnel who become employees of United and those who remain with Lahaina.

TRADING OF UNITED AND LAHAINA COMMON STOCK

         Currently, there is no trading market for our common stock. We are applying to list our common stock on the American Stock Exchange, and we expect that our common stock will trade on the AMEX under the ticker symbol "[ ]." In the event our application to trade on the AMEX is denied, we intend to list our common stock for trading on the OTC Bulletin Board under the ticker symbol "[ ]." We expect that regular way trading in our common stock will begin on the first business day following the completion of the spin-off. Before the spin-off, Lahaina common stock will continue to trade on a regular basis reflecting the combined value of Lahaina and United.

         Shares of our common stock received by Lahaina stockholders in connection with the spin-off will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" under the Securities Act. Persons who are our "affiliates" will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act, Rule 144 of the Securities Act or another exemption from the registration requirements of the Securities Act.

U.S. FEDERAL INCOME TAX ASPECTS OF THE SPIN-OFF

         General

         The following is a summary description of the material federal income tax aspects of the spin-off. This summary is for general informational purposes only and is not intended as a complete description of all of the tax consequences of the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a stockholder may vary, depending upon his, her or its particular situation. In this regard, special rules not discussed in this summary may apply to some of our stockholders. In addition, this summary applies only to shares which are held as capital assets by individuals who are citizens or residents of the United States. The following discussion may not be applicable to a stockholder who acquired his, her or its shares by exercising stock options or otherwise as compensation.

         The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary treasury regulations promulgated under the Code and current administrative rulings and court decisions. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

         Each stockholder is urged to consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the spin-off described in this document, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws. Corporate shareholders may be eligible for the dividends received deduction, but should consult their tax advisors with respect to the applicability of Section 1059 of the Code.

         We expect the spin-off will be a taxable dividend under the Code. Thus, each holder of Lahaina common stock who receives shares of United common stock in the spin-off generally will be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of United stock received, which would result in: (a) a dividend to the extent paid out of Lahaina' current and accumulated earnings and profits adjusted to reflect any gain recognized by Lahaina as a result of the spin-off; then (b) a reduction in such stockholder's basis in Lahaina's common stock to the extent the amount received exceeds the amount referenced in clause (a); and then (c) gain from the sale or exchange of Lahaina' common stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (a) and (b). Each stockholder's basis in his, her or its United common stock would be equal to the fair market value of such stock at the time of the spin-off.

         Lahaina will make a determination of the fair market value of the United Common Stock as of the distribution date based on a number of factors including an appraisal that Lahaina intends to obtain. Lahaina will report the amount of the distribution received by each stockholder to such stockholder and to the IRS on IRS Form 1099-DIV, if necessary. There is no assurance that the IRS or the courts will agree that the amount of the distribution received by a Lahaina Stockholder is equal to the amount determined by Lahaina, or that the amounts received by Lahaina Stockholders are not greater than the amounts reported to them by Lahaina. If the IRS were to challenge the amount of the distribution reportable by any Lahaina Stockholder on such Stockholder's Federal income tax return, such Stockholder would have to bear the expense and effort of defending against or otherwise resolving such challenge.

         Additionally, federal income tax will be payable by the consolidated group of which Lahaina is the common parent. The tax will be imposed on the gain, if any, computed as the difference between the fair market value of the United common stock and Lahaina's adjusted basis in such stock.

         The tax sharing agreement to be entered into between United and Lahaina will allocate responsibility for the possible corporate tax burden resulting from the spin-off, as well as other tax items.

         We expect, based upon our estimate of the fair market value of United for federal income tax purposes, and Lahaina's earnings and profits, the dividend to the Lahaina stockholders receiving the United stock to be approximately $___ per share.

         Back-up Withholding Requirements

         United States information reporting requirements and back-up withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of, United common stock unless the stockholder: (a) is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts; or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules. A stockholder who does not supply us with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Stockholders should consult with their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to the stockholder's shares will be reported annually to the IRS and to the stockholder.




                                 CAPITALIZATION


         The following table presents, as of March 31, 2001, our capitalization, as adjusted to give effect to the transactions and events described in "Unaudited Consolidated Pro Forma Financial Statements." You should read this table in conjunction with our Consolidated Financial Statements and "Unaudited
Consolidated Pro Forma Financial Statements" included elsewhere in this
Information Statement.


            STOCKHOLDERS' EQUITY
            Common stock                                     180,300
            Redeemable stock                                (499,230)
            Additional Paid-in-capital                      6,115,425
            Accumulated equity                              1,527,197
                                                     ---------------------
            Stockholders' Equity                            7,323,692
                                                     ---------------------





              UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS


         The following Unaudited Consolidated Pro Forma Financial Statements reflect the effects of adjustments to our historical financial condition and results of operations. You should read these in connection with the Notes to the Unaudited consolidated Financial Statements, Consolidated Financial Statements and the other information included elsewhere in this Information Statement. Our unaudited consolidated pro forma financial statements are not necessarily indicative of our financial position has the distribution occurred on March 31, 2001.


UNAUDITED PRO FORMA BALANCE SHEET

                                                       3/31/2001
                                                  ------------------
ASSETS:

   Cash and Cash Equivalents                           1,149,063
   Accounts Receivable                                   445,458
   Accounts Receivable - The Accent Group              2,570,991
   Real estate held for development                      340,217
   Foreclosed Real Estate                                143,960
   Mortgage loans held for sale, net                  30,345,674
   Property, Plant and Equipment, net                     559,778
   Goodwill, net                                        3,586,544
   Other Assets                                           174,351
                                                  ------------------
       Total Assets                                    39,316,036
                                                  ==================


LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES:

   Accounts Payable and Accrued Expenses               1,701,731
   Accrued Interest Payable                               48,986
   Notes payable - warehouse line                     29,956,404
   Notes payable                                         285,223
                                                  ------------------
       Total Liabilities                              31,992,344
                                                  ------------------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Common stock                                          180,300
   Redeemable stock                                     (499,230)
   Additional Paid-in-capital                          6,115,425
   Accumulated equity                                  1,527,197
                                                  ------------------
       Total  Stockholders' Equity                     7,323,692
                                                  ------------------
Total Liabilities and Stockholders' Deficit           39,316,036
                                                  ==================



UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                                       3/31/2001
                                                  ------------------
Revenue:
   Broker fee income                                   9,056,561
   Gain on sale of assets                              1,053,791
   Interest income                                       693,286
   Other income                                          215,542
                                                  ------------------
       Total revenue                                  11,019,180
                                                  ------------------
Operating expenses:
   Broker commissions                                  5,103,334
   General and administrative                          3,309,167
   Amortization of goodwill                              126,066
   Interest expense                                      469,029
                                                  ------------------
       Total operating expenses                        9,007,596
                                                  ------------------
Income before taxes                                    2,011,584

Income taxes                                                   -

Net income                                             2,011,584
                                                  ==================


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Those statements relate to business plans, programs and trends; results of future operations; uses of future earnings; satisfaction of future cash requirements; funding of future growth; acquisition plans; and other matters. Words or phrases such as "will," "hope," "expect," "intend," "plan" or similar expressions are generally intended to identify forward-looking statements. Those statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed herein. The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following: general economic conditions and interest rates; adverse weather; changes in property taxes and energy costs; changes in federal income tax laws and federal mortgage financing programs; governmental regulation; changes in governmental and public policy; changes in economic conditions specific to one or more of the Company's markets and businesses; competition; availability of raw materials; and unexpected operations difficulties. Other risks and uncertainties may also affect the outcome of the Company's actual performance and results of operations. You are cautioned not to place undue reliance on the forward-looking statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations section of this Information Statement.

Results of Operations

FOR THE SIX MONTH PERIOD ENDED MARCH 31, 2001 COMPARED TO THE SIX MONTH PERIOD ENDED MARCH 31, 2000

Revenues

         Revenues for the mortgage operation for the six-month period ended March 31, 2001, totaled $9,749,847 compared to $3,860,487 for the six-month period ended March 31, 2000. This increase of $5,889,360 or 153% was principally due to the acquisition of United Mortgage ($4,967,180) which occurred effective October 1, 2001 and to a lesser extent from the acquisition of Paradigm Mortgage ($1,110,520).

         During the six-month period ended March 31, 2001, the Company recorded interest income of approximately $693,286 compared to $0 for the six-month period ended March 31, 2000. This increase is primarily due to mortgage interest income generated by the operations of United Mortgage and is partially offset by interest expense ($469,029) generated by the Company's warehouse line of credit. There was no comparable business operation during the six-month period ended March 31, 2000.

Operating Expenses

         Operating expenses for the six-month period ended March 31, 2001 totaled $9,007,596 compared to $3,866,565 for the six-month period ended March 31, 2000. This increase of $5,141,031 or 133% was due to the acquisition of United Mortgage which occurred effective October 1, 2001. Operating expenses generated by United Mortgage during the quarter ended March 31, 2001, totaled $4,967,339, indicating that operating expenses from existing operations increased by $173,691 or 4.5%. Operating expense were significantly lower indicating the first signs of the benefits of the consolidation of the individual operations.

Operating Income (Loss)

         Operating income for the six-month period ended March 31, 2001 totaled $742,251 compared to an operating loss of ($6,078) for the six-month period ended March 31, 2000. This increase in operating income of $748,329 was, in part, due to the acquisition of United Mortgage which occurred during the quarter ended December 31, 2000 as well as the consolidation of facilities and personnel thereby reducing operating expenses. In addition, the Company expects to generate increased revenues since, with the acquisition of United Mortgage, the Company now has the ability to bundle and sell pools of mortgages, rather than having to sell each mortgage separately.

Other Expense (Income)

         During the six-month period ended March 31, 2001, the Company recorded a gain of approximately $850,000 on the exchange of a note receivable, on which the Company placed a reserve during the year ended September 30, 2000, for certain real property. The note receivable was valued as consideration by the seller of the real property at $2,450,000, which is $550,000 below the $3,000,000 face value of the note receivable. There was no comparable business operation during the six-month period ended March 31, 2000.

Net Income

         The Company recorded net income of $2,011,585 for the six-month period ended March 31, 2001 compared to net income of $273,433 for the six-month period ended March 31, 2000. This increase of $1,738,152 or 635.7% was, in part, due to the profitability of United Capital $634,239 as well as Accent Mortgage Services, Inc. $1,290,445.

FOR THE YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1999

Revenues

         Revenues for the mortgage operation for the year ended September 30, 2000, totaled $9,162,662 compared to $1,388,235 for the year ended September 30, 1999. This increase of $7,774,427 or 560% was principally due to the fact that the company was acquired in July 1999 and therefore only has three months of revenue for the year ended September 30, 1999. The acquisition of Paradigm in March 2000 also contributed to the increase in revenue.

         During the year ended September 30, 2000, the Company recorded interest income of approximately $153,644 compared to $1,400 for the year ended September 30, 1999.

Operating Expenses

         Operating expenses for the year ended September 30, 2000 totaled $10,840,910 compared to $2,223,266 for the year ended September 30, 1999. This increase of $8,617,644 or 388% was principally due to the fact that the company was acquired in July 1999 and therefore only has three months of revenue and expenses for the year ended September 30, 1999. The acquisition of Paradigm in March 2000, which involved the addition in staff and overhead, also contributed to the increase in expenses.

Operating Loss

         Operating loss for the year ended September 30, 2000 totaled $1,678,248 compared to an operating loss of $835,031 for the year ended September 30, 1999. This increase in operating loss of $843,217 was, in part, due to the acquisition of Paradigm Mortgage which occurred during the quarter ended March 31, 2000 as well as the fact that the company was acquired in July 1999 and therefore only has three months of revenue and expenses for the year ended September 30, 1999.

Other Expense (Income)

         During the year ended September 30, 2000, the Company recorded again of approximately $1,166,872 on the sale of a subsidiary. The Company sold the common stock of the subsidiary, the assumption of the existing first mortgage and the related accounts payable in exchange for a note receivable in the amount of $3,000,000. There was no comparable business operation during the year ended September 30, 1999.

Net Loss

         The Company recorded a net loss of $551,887 for the year ended September 30, 2000 compared to a net loss of $815,481 for the year ended September 30, 1999.

                                    BUSINESS

INDUSTRY OVERVIEW

         The mortgage banking industry is the largest consumer debt-related sector in the United States. In the year 2000, mortgage loan origination volume in the United States was $1.024 trillion, compared to $1.285 trillion in 1999, and the volume is expected to approach $1.5 trillion in 2001, according to the Mortgage Bankers Association of America (MBA). The MBA also reports that mortgage bankers are the leading group of residential mortgage lenders, accounting for approximately 60% of mortgage loans in 1999.

         The mortgage banking industry involves primarily two businesses: origination of loans and servicing of loans. Origination is the process of taking a loan application, gathering the relevant credit history and other information on the borrower and obtaining funds. Mortgage bankers obtain their funds typically by selling their loans in the secondary market. Servicing a loan occurs after the loan has been made involves the collection of principal and interest, as well as the handling of prepayments and foreclosures. Although most mortgage bankers usually sell their loans shortly after funding, they may or may not sell the servicing rights.

         Mortgage brokers, in contrast to mortgage bankers, do not make the ultimate decision whether to extend the customer a loan and they do not actually make the loan. They work as intermediaries between borrowers and lending sources. They have access to a variety of lenders and are able to offer a wide choice of loan programs. They are paid a fee by the borrower or the lender when the loan closes. According to The National Association of Mortgage Brokers, over 50% of residential mortgages were originated by mortgage brokers in 1999, and the average mortgage broker dealt with 40 mortgage lenders at any one time.

         The retail origination market of the mortgage banking industry is highly fragmented. According to Wholesale Access, a research and publishing firm in Columbia, Maryland, in a report pending publication this summer, there were approximately 20,000 independent mortgage brokerage firms at year-end 2000, and the average independent brokerage firm originated approximately $15 million in mortgage loans.

COMPANY OVERVIEW

         Through our wholly-owned subsidiary, United Capital Mortgage Corporation ("UCMC"), we provide full service mortgage banking on a multi-state basis. UCMC provides Conventional, FHA, VA and second mortgage loans, and offers most home financing options available in the marketplace today. UCMC has a $30 million warehouse line. It also provides FHA Direct Endorsement, VA Automatic-LAPP approval, FNMA/GNMA Seller-Service and Desktop Underwriting. UCMC has a network of 13 traditional branch offices and 47 loan originators, who are supported by complete in-house processing, underwriting, closing and post-closing operations.

         Through our wholly-owned subsidiary, Accent Mortgage Services, Inc. ("AMSI"), we provide residential mortgage brokerage services to customers through a network of 50 cooperative branch offices located in 27 states, with a concentration in Georgia and Florida. Through personal contact and the Internet, AMSI branch offices actively solicit the origination of a variety of residential mortgage loans. From the initial application to the final loan closing, AMSI loan officers guide customers through the entire process of obtaining a mortgage loan. AMSI has established relationships with multiple financing sources, enabling the loan officers to provide a wide variety of mortgage financing options to borrowers, including Conventional, FHA, VA, Non-Conforming and second mortgage loans. AMSI has 133 loan originators.

CORPORATE HISTORY

         United Mortgage was recently incorporated under the laws of the State of Delaware to serve as the holding (parent) company for UCMC and AMSI. In August 1999, Lahaina merged with The Accent Group, Inc. AMSI, an 8-year old mortgage brokerage company, was a wholly-owned subsidiary of The Accent Group, Inc. The merger was accounted for as a reverse acquisition, with The Accent Group treated as the acquiror.In March 2000, certain assets of Paradigm Mortgage Associates, Inc., a mortgage brokerage company based in Jacksonville, Florida, were acquired by Lahaina. Paradigm had a multi-state co-operative branch network of mortgage brokers, many of whom became branches of AMSI. On October 1, 2000, Lahaina acquired UCMC, a 15-year old mortgage banking operation based in Denver, Colorado.

BUSINESS OPERATIONS

         UCMC, a full-service mortgage lender headquartered in Denver, Colorado, operates 13 full-service branches for retail mortgage origination in 6 states, Colorado, Nevada, New Mexico, Florida, Tennessee and New York. It also has a wholesale operation in New York. UCMC branch offices actively solicit the origination of a variety of types of residential mortgage loans, through personal contact primarily, but also through the Internet. Internet consumers are encouraged to submit a pre-qualification application via a branch website, after which a loan officer will establish personal contact. UMCM loan officers guide consumers through the entire process of obtaining a mortgage loan, from the initial application to the final closing of the loan. UCMC is expected to generate in excess of $500 million in mortgage loan originations in 2001.

         AMSI is a residential mortgage broker and operates 50 cooperative branches in 27 states. More than 40% of AMSI's mortgage origination volume is generated in Georgia and Florida. Under AMSI's branch arrangement, mortgage brokerage professionals originate mortgage loans under AMSI's license in those states where it is licensed to provide mortgage brokerage services. Fees associated with originating and closing mortgage loans are forwarded to AMSI. The costs of operating the branch, such as payroll, rent, office supplies, licenses, and insurance, are paid from branch income. AMSI provides training, marketing, and administrative support to its branches. Branches utilize AMSI's senior level of licensing, along with AMSI's access to broad range of funding sources, to originate residential mortgage loans. AMSI has long-established relationships with multiple funding sources, providing a wide variety of mortgage financing options for consumers.

         The market for the brokerage of loans is rapidly evolving, and competition for borrowers is intense and expected to increase significantly in the future. AMSI believes that the primary factors involved in choosing a mortgage broker include personalized service, availability of competitive financing rates and financing programs, breadth of financing options and the ease and speed with which the financing can be completed, among others. AMSI is expected to originate in excess of $250 million in mortgage loans in 2001.

         We recently introduced a plan which we believe will increase our mortgage business through the cross-selling of services between UCMC and AMSI. AMSI has historically placed the loans originated by its branches with many different mortgage bankers. It will now recognize UCMC as the preferred lender and will channel many of the loans originated by it to UCMC. In a similar vein, UCMC historically has not participated in the non-conforming mortgage business, whereas AMSI has considerable experience and expertise in this segment of the mortgage industry. UCMC's loan officers will now actively market non-conforming loan capability and will refer interested consumers to AMSI. Through cross-selling cooperative mechanisms such as these, the Company can increase its customer and revenue base.

GROWTH OBJECTIVES

         The combined loan originations of UCMC and AMSI grew from $268 million in 1999 to $491 million in 2000, and from $95 million during the first calendar quarter of 2000 to $179 million during the first calendar quarter of 2001. Most of this growth is due to an increase in loan volume from our existing branches and therefore can be considered internal growth. Our growth strategy is to continue to increase our loan origination volume by continuing to expand our traditional businesses, by securing an increase in the size of our warehouse line and by pursuing selective strategic acquisitions of mortgage bankers and brokers and other mortgage-related companies.

         -- Expand our Traditional Business Into New Regions. We intend to extend our business model and expand our lending activities into new geographic regions. We intend to open 10 new branch offices over the next 12 months in New England and the Midwest. In connection with our geographic expansion, we plan to advertise in related local and regional print media to create name recognition and create awareness of our products and services.

         -- Increase the Market Share of Our Existing Loan Offices. We intend to further penetrate our existing markets through an aggressive recruiting campaign to hire additional loan officers. We are also exploring new retention mechanisms, including equity and profit participation incentive programs, including employee stock option and stock purchase plans, and new ways to market mortgage loans, including joint ventures with realtors, title companies and builders. We have also begun to implement various process improvements and direct marketing programs, which are designed to increase the selling time and effectiveness and hence productivity of our loan officers.

        -- Expand Through Selective Strategic Acquisitions. At various times, we expect to consider acquiring mortgage companies that share our business philosophy of progressive and aggressive marketing, innovative use of technology and sound underwriting. We believe that, by acquiring additional originators of residential mortgage loans, we can lower our overall costs of originating mortgage loans and improve profitability. In order to increase sales, we may also consider acquiring other residential mortgage-related companies to enhance our products and services. In evaluating acquisition candidates, we will consider factors such as the accretive impact of the acquisition on our earnings, our ability to support and retain production personnel and our ability to enhance and expand the business of the acquired company.

OPERATING STRATEGY

         In operating our business, we focus principally on the following elements:

         -- Lending to Home Buyers. We focus on making loans to home buyers rather than to home owners seeking to refinance their mortgages. We believe this makes us less susceptible to interest rate increases because, in a rising interest rate environment, home purchase volume tends to be more stable than mortgage refinancing volume, which tends to decrease dramatically in response to rising interest rates.

        -- Using Technology to Maximize Efficiency. We use a sophisticated computerized loan origination tracking system that allows us to monitor the performance of branches and supports the marketing efforts of the branches by tracking the marketing activities of field sales personnel. The system automates various other functions such as Home Mortgage Disclosure Act and HUD reporting requirements and routine tasks such as decline letters and the flood certification process. The system also affords management access to a wide range of decision support information such as data on the approval pipeline, loan delinquencies by source, and the activities and performance of underwriters and funders. We use intercompany electronic mail, as well as electronic-mail link to facilitate communications and have an electronic link that allows for the automated transfer of accounts to servicing systems. We are continually enhancing this system to provide for greater automation of the loan origination process as well as loan file indexing and routing. These enhancements include electronic routing of loan application facsimile transmissions, automated credit report inquiries and consumer credit scoring, along with on-screen underwriting and approval functions. These enhancements will continue to: (i) increase loan production efficiencies by minimizing manual processing of loan documentation, (ii) enhance the quality of loan processing by use of uniform electronic images of loan files, and (iii) facilitate loan administration by providing easier access to loan account information. In April of this year, we entered into a five-year $486,000 equipment financing arrangement in order to facilitate these ongoing enhancements.

         -- Cross-Selling and One-Stop Shopping. We are also asking UCMC mortgage loan originators to market non-conforming (sub-prime) loans, which are then referred to AMSI since it has the necessary experience and expertise in this market segment. Through these synergistic mechanisms, fees that otherwise might have been paid to third parties will be paid to us.

         -- Maintaining a Sales-Oriented Culture. Our loan originators are compensated primarily through sales commissions, which encourages them to be responsive to our customers. In addition, we foster a strong "hand-holding" sales strategy that emphasizes proactive and frequent customer assistance. Our loan originators actively guide customers through the loan application process, not merely providing information requested by the customer, but keeping customers informed about rate changes and market conditions. Follow-up is the hallmark of our sales efforts.

         -- Promoting Minority Loans. In December of last year, UCMC opened its National Minority Lending Division, followed by the signing in January of this year of a Fair Lending - Best Practices Agreement with the United States Department of Housing and Urban Development (HUD). These actions are designed to provide greater access to residential loans and information regarding those loans to minority and low-income members of the communities serviced by UCMC. The first target group is Hispanics, the fastest-growing ethnic group in the United States.

        -- Diversification of Loan Products. We intend to increase the origination of Non-conforming mortgage loans, by leveraging our existing relationships, expanding our broker network and making greater use of our direct to consumer lending capabilities. We will originate this product for sale at cash premiums in the secondary market, without recourse or credit losses or risk of repayment. With respect to this product line, increased emphasis will be placed on the underlying collateral value of the residence with such value supported by independent appraisals. Prior to funding non-conforming loans, United will obtain commitments from third-party financial institutions to purchase such loans in accordance with their respective guidelines. We believe there are several advantages to originating non-conforming loans, including (i) the existence of a more liquid secondary market for such loans,
                  (ii) the average fee for such loans is typically greater than that of a conforming loan and (iii) such loans are originated by brokers at lower premiums.

        -- Diversification of Loan Source Channels. In order to further diversify our loan source channels, we expect to enter into agreements with third party financial institutions for the acquisition of loan referrals of pre-qualified potential borrowers whose credit profiles and/or higher LTV (loan-to-value) requirements may not meet the referring institution's conforming loan product guidelines, but may be suitable for approval and funding under United's existing product mix. In the direct to consumer origination channel, origination fees are typically paid by borrowers to us and are expected to exceed our cost of referrals. Accordingly, this channel of origination requires less upfront cash than other methods. We anticipate that, as we expand our lending operations, we will continue to realize economies of scale, thereby reducing our average loan origination costs and enhancing profitability.

OUR MORTGAGE PRODUCTS

         We offer a broad and competitive range of mortgage products that aim to meet the mortgage needs of all borrowers. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA-insured and VA-guaranteed loans, alternate "A" loans, non-conforming loans, home equity and second mortgage loans, construction loans and bridge loans. Our extensive network of loan buyers allows us to identify specific loan features, to identify a loan buyer who will purchase loans with those specific features and to select a buyer who will accept the lowest yield for loans with those features. As a result, we are able to offer a wide range of products that are well priced and that have many different features to suit a customer's needs. We estimate that over 45% of our current mortgage origination is government agency related, another 35% is conventional and the remaining 20% consists mainly of non-conforming and "niche" product offerings.

LOAN FUNDING AND BORROWING ARRANGEMENTS

         We draw against UCMC's warehouse facility with GMAC/RFC to make 60% of the mortgage loans we originate. In addition to the warehouse facility, we have uncommitted purchase and sale agreements under which we sell the loans we have originated to institutions on an interim basis. AMSI draws on 42 outside lending sources to meet the mortgage needs of its customers.

SALE OF LOANS AND SERVICING RIGHTS

         Our business strategy is to sell the loans we make, typically within 30 days. We sell our loans to Fannie Mae, large national banks, thrifts and smaller banks, securities dealers, real estate investment trusts and other institutional loan buyers. We do not currently securitize our loans, although we may decide to do so in the future if market conditions or other considerations justify our doing so. In most instances, we sell the servicing rights to our loans at the same time that we sell the loans.

         Typically, UCMC sells the loans with limited recourse. This means that, with some exceptions, we reduce our exposure to default risk at the time we sell the loan, except that we may be required to repurchase the loan if we breach the representations or warranties we make in connection with the sale of the loan, in the event of early payment default, or if the loan does not comply with the underwriting standards and other requirements of the ultimate investor.

         UCMC sells loans under agreements to the buyers and institutions described above, many of whom compete directly with us for mortgage originations. The agreements generally do not have a limit as to the principal amount of loans we may sell, and establish an ongoing sales program under which these investors and institutions stand ready to buy so long as the loans we offer for sale meet their underwriting standards.

         During the first three months of 2001, the three institutions that bought the most loans from UCMC were First Nationwide, Wells Fargo and Principal. We believe we have very favorable relationships with our buyers. The loss of any of these institutions as a buyer of our loans, or a significant reduction in the price those buyers are willing to pay, however, could have a material adverse impact on our business and results of operations.

LOAN UNDERWRITING

         Our primary goal in making a decision to extend a mortgage loan is whether that loan conforms to the expectations and underwriting standards of the institution which buys that type of loan. We use state-of-the-art underwriting systems to determine whether a particular loan meets those underwriting standards and expectations. We also rely on our experienced credit officer staff to make the determination. Our loan officers have an average of 8 years of relevant experience.

         Our buyers ordinarily focus on a potential borrower's credit history, often as summarized by credit scores, income and stability of income, liquid assets and net worth and the value and condition of the property to be serve as collateral. We believe our credit officers have the experience and training necessary to fairly evaluate a potential borrower's conformance to our buyers' requirements based on these criteria. Historically, we have not had material credit losses and believe our credit decisions ensure that the loans we originate meet the standards of our loan buyers and minimize the risk of default.

COMPLIANCE

         Our compliance efforts are headed by two compliance officers, one for UCMC and one for AMSI, who are experienced in the field. They are responsible for staying current with the lending laws and regulations in each of the jurisdictions in which we originate loans. They are also responsible for assuring that our processes, procedures, disclosures and loan products conform to all applicable federal, state and local laws and regulations. We are subject to periodic audits by the regulators in many of the states in which we operate. In addition, our Calyx and Contour computer applications assist us in complying with government regulations by automatically selecting the requisite loan disclosure documents, calculating permissible fees and charges and assuring that products offered to a particular borrower meet the requirements of that borrower's state.

QUALITY CONTROL

         We employ various quality control personnel and procedures in order to ensure that loan origination standards are adhered to and regulatory compliance is maintained while substantial growth is experienced in our servicing portfolio.

         In accordance with company policy, our Quality Control Department reviews a statistical sample of loans closed each month. This review is generally completed within 60 days of funding and circulated to appropriate department heads and senior management. Finalized reports are maintained in United's files for a period of two years from completion. Typical review procedures include reverification of employment and income, reappraisals of subject property, obtaining separate credit reports and recalculation of debt-to-income ratios. The statistical sample is intended to cover 10% of all new loan originations with particular emphasis on new branch managers and loan officers. Emphasis will also be placed on those branches where higher levels of delinquency are experienced, physical inspections reveal a higher level of non-compliance, or payment defaults occur within the first six months of funding. On occasion, our Quality Control Department may review all loans generated from a particular loan source in the event an initial review determines a higher than normal number of exceptions. The account selection of the Quality Control Department is also designed to include a statistical sample of loans by each underwriter and each funding auditor and thereby provide management with information as to any aberration from company policies and procedures in the loan origination process.

GOVERNMENT REGULATION

         Our business is subject to extensive and complex rules and regulations of, and examinations by, federal, state and local government authorities and government sponsored enterprises, including HUD, FHA, VA, Fannie Mae, Freddie Mac, Ginnie Mae and state regulatory authorities. These rules and regulations impose obligations and restrictions on our loan origination and credit activities, including the processing, underwriting, making, selling, brokering, securitizing and servicing of mortgage loans.

         Our lending activities are also subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder and the Federal Debt Collection Practices Act, as well as other federal statutes and regulations affecting our business activities. Our loan origination activities are also subject to the laws and regulations of each of the states where we conduct our business activities.

         These laws, rules, regulations and guidelines limit mortgage loan amounts and the interest rates, finance charges and other fees we may assess, mandate extensive disclosure and notice to our customers, prohibit discrimination, impose qualification and licensing requirements on us, establish eligibility criteria for mortgage loans, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, and prohibit kickbacks and referral fees, among other things. These rules and regulations also impose on us certain reporting and net worth requirements. Failure to comply with these requirements can lead to, among other things, loss of approved status, termination of contractual rights without compensation, demand for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

         Although we believe we have systems and procedures in place to ensure compliance with these requirements and believe that we currently are in compliance in all material respects with applicable federal, state and local laws, rules, regulations, there can be no assurance of full compliance with current laws, regulations and rules, that more restrictive laws, regulations and rules will not be adopted in the future, or that existing laws, regulations and rules or the mortgage loan documents with borrowers will not be interpreted in a different or more restrictive manner. The occurrence of any such event could make compliance substantially more difficult or expensive, restrict our ability to originate, purchase, sell or service mortgage loans, further limit or restrict the amount of interest and other fees and charges earned from mortgage loans that we originate, purchase or service, expose us to claims by borrowers and administrative enforcement actions, or otherwise materially and adversely affect our business, financial condition and prospects.

         Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our loans are made to borrowers for the purpose of purchasing a home, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by this type of government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the type of mortgage loans we offer.

         A multitude of class action lawsuits have been filed against companies in the mortgage banking industry, which allege, among other things, violations of the terms of the mortgage loan documents and certain laws, regulations and rules (including consumer protection laws). These lawsuits could result in similar actions being filed against us in the future. In addition, the publicity generated by such lawsuits could result in legislation that affects the manner in which we conduct our business and our relationships with our buyers and others. Such developments could materially and adversely affect our business, financial condition and prospects.

INFORMATION SYSTEMS

         We are currently bringing on line Mortgage Cadence, a state-of-the-art mortgage origination and secondary marketing system, as our primary systems platform. Mortgage Cadence is an ERP (Enterprise-wide Resource Planning and Production) System which utilizes several innovative modules to reduce mortgage origination cycle times, thereby increasing productivity and improving profitability.

         -- Point of Sale Module. Loan officers and processors enter loan application information into this Module. In addition, the POS Module has automated interfaces with several Desktop Underwriting systems, such as Freddie Mac's LP, Fannie Mae's DU, Contour, Calyx and Point. This interface allows information to be automatically uploaded from these systems into Mortgage Cadence.

         -- Workflow Management and Proactive Response Engines. These modules allow the Mortgage Cadence system to be configured to any client's business processes and to have an automated pipeline management function which notifies users of various activities they need to perform with respect to their specific origination responsibilities.

         -- Closing and Secondary Marketing Modules. These modules have automatic document preparation, condition checklist generation functionality, as well as automatic rate sheet generation and pooling of loans to secure the most appropriate commitment on a "best execution" basis.

COMPETITION

         The mortgage business is highly competitive. Our competition includes other mortgage bankers and brokers, state and national commercial banks, savings and loan associations, credit unions, insurance companies and other finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do.

         Competition in the mortgage banking industry is based on many factors, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan and interest rates. We believe that our competitive strengths include a broad product offering, a variety of distribution channels, providing prompt, courteous and responsive service and flexible underwriting to borrowers, having a concentration in high residential growth areas and employing advanced yet lower-cost technology.

         No single lender or group of lenders has, on a national level, achieved a dominant or even a significant share of the market with respect to loan originations for first mortgages. We believe that our product offerings, competitive pricing, advanced technology, strong management and business strategies enable us to compete effectively with these entities.

TRAINING

         We focus on recruiting, developing and motivating talented people from within and outside the consumer finance industry to implement our business strategies. We are fully committed to human resources. To enhance their skills, we offer and sometimes require our employees to attend training classes. Through our training programs, we seek to instill in all of our employees our commitment to provide superior customer service, to be responsive to our customers' needs and to understand the basic rules and regulations governing our activities. New sales persons are required to take training classes to provide them with knowledge of our products and important rules and regulations and to provide them with extensive training in sales and marketing techniques. Sales persons are also provided with periodic ongoing training to keep their skills and product and regulatory knowledge up to date.

EMPLOYEES

         As of March 31, 2001, we had 337 employees, substantially all of whom were employed full-time. Of these employees, 208 were employed through our Atlanta office and 129 were employed through our Denver office.

PROPERTIES

         We believe our facilities are sufficient for our needs. We do not own any real property, but lease all of our office facilities.

         UCMC's corporate offices are located in a five-story office building in Denver, Colorado and consist of approximately 18,000 square feet of office space under a lease that expires in 2008. Annual rent associated with this office space is approximately $280,000, excluding utilities. UCMC branches are generally located in leased space in small office buildings. The leased space ranges from 450 to 3,600 square feet, with monthly lease payments ranging from $550 to $5,800 and lease terms of three to five years.

         AMSI's corporate offices are located in a two-story office building in Alpharetta, Georgia, a suburb of Atlanta. It occupies approximately 9,000 square feet of office space under a lease that expires in 2004. Annual rent associated with this office space is approximately $180,000, including utilities. AMSI branches are generally located in small suites of office space that are leased under terms that range in duration from no more than three months to month to month terms. As of May 1, 2001, virtually all of the space was occupied under month to month leases representing no significant liability to AMSI.

LEGAL PROCEEDINGS

         We are also subject to various litigation in the ordinary course of business. In the opinion of management, resolution of such matters will not have a significant effect on the financial position of our Company.

                                   MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         Our directors and executive officers will be appointed by Lahaina prior to the spin-off, and will serve until the first annual meeting of stockholders in 2002. Directors will be elected annually. We anticipate having a Board composed of five to seven directors at the time of the spin-off, a majority of whom will be outside directors and none of whom will also serve as a director of Lahaina. We are in the process of trying to locate and hire a Chief Executive Officer for our Company, and we hope we will be able to find and employ the right person prior to the spin-off. In the interim, Dan E. Moudy is serving as our President and Chairman of the Board and Robert Altenbach is serving as our Secretary and a director. Information concerning them and the key executive officers of UCMC and AMSI is provided below.

Name                           Age           Position

Dan E. Moudy                    52           President/Chairman
Robert Altenbach                54           Secretary/Director
William McCord                  45           Chief Executive Officer,
                                             United Capital Mortgage Corporation
Cindy Emerine                   42           President, United Capital Mortgage
                                             Corporation
Forrest P. Young, Jr.           36           President, Accent Mortgage
                                             Services, Inc.

BIOGRAPHICAL INFORMATION

         Dan E. Moudy, the President and Chairman of the Company has been in the private and public sector for 30 years where he has served in various management capacities. Since 1989, Mr. Moudy has been the President of Moudy, Inc., a real estate and business consulting firm. He is also a partner of Phillips Moudy Duke Real Estate, LLC. a real estate brokerage firm. For the past 5 years, Mr. Moudy primarily engaged in consultation for merger and acquisitions for a publicly traded company involving the automotive industry. Mr. Moudy holds a Juris Doctor from the University of Arkansas at Little Rock School of Law.

         Robert E. Altenbach was elected as a director of the Company effective _______. Prior to such time, Mr. Altenbach was a director of Lahaina Acquisitions, Inc. Mr. Altenbach is a partner in the Atlanta office of the law firm Kutak Rock LLP, which is a General Counsel to Lahaina. Mr. Altenbach's law practice is primarily in the areas of corporate, finance and securities, having represented a number of public and private service and investment firms in financings, work-outs and restructurings and underwriters that concentrate on private placements and initial public offerings. Mr. Altenbach has practiced law in Atlanta since 1972 after receiving undergraduate and law degrees from the University of Tennessee.

         William McCord, the Chief Executive Officer of United Capital Mortgage Corporation, has 16 years of experience in the mortgage banking and investment banking industry. Mr. McCord was the co-founder of UCMC and served as Chairman from 1998 to present. Currently, Mr. McCord is the General Partner for Prime Development, Kahuna Bay Complex and Marina, McCord Land & Timber, Salty Dog Marina, Clarion Board Rentals, Sunbay Boat Rentals and Fisherman's Wharf Complex in Hot Springs.

         Cindy Emerine has 17 years experience in banking, commercial lending and residential mortgage banking. Ms. Emerine is one of the original founders of United Capital Mortgage Corporation. The company has grown from three employees in 1986 to its current 100+ employees in seven states. Ms. Emerine currently oversees the entire mortgage operation which consists of United Capital Mortgage and Accent Mortgage Services, Inc. focusing on continued national growth and record volume. Ms. Emerine is a graduate of Central Michigan University.

         Forrest P. Young, Jr. has 14 years in the financial industry from investment banking to mortgage banking. Mr. Young was most recently engaged with RealEstate.com as Vice President of Business Development. Mr. Young was the co-founder of NewCastle Mortgage Corporation and served as Executive Vice President from 1997 to 2000. From 1997 to 1998, Mr. Young was Vice President, Corporate Officer and Business Development & Retail Operations for Mego Mortgage Corporation. From 1989 to 1997, Mr. Young was employed as Vice President, Senior Business Development Manager and Senior Executive Branch Manger of Transamerica. Prior to the banking industry, Mr. Young analyzed and formulated investment strategies for Paine Webber. Mr. Young is a graduate of Indiana University with a Bachelor of Science degree in Finance and Accounting.

                                        36

EXECUTIVE COMPENSATION

         The following table presents information with respect to our Chief
Executive Officer and the three other most highly compensated executive officers following the Spin-Off whose total annual salary and bonus we expect to exceed
$100,000 for the coming year. We are presently compensating on a prospective basis since three of these individuals were not executive officers of United or either of its subsidiaries last year, and the other two did not serve in the same capacities for UCMC last year.

                              Annual Compensation*                    Long Term
                                                                     Compensation*
Name and Principal Position            Salary    Bonus    Other    Stock Options

Dan E. Moudy, Chairman and President      *        *         *          *
Robert Altenbach, Director                *        *         *          *
William McCord, CEO of UCMC               *        *         *          *
Cindy Emerine, President of UCMC       171,000     *         *          *
Forrest P. Young, Jr.,Pres. of AMSI    120,000     *         *          *


*  To be determined


STOCK OPTION PLAN

         On or before the distribution date, we intend to adopt the United Mortgage Holdings, Inc. Stock Option Plan. We intend for the plan to serve to encourage our key employees, through their individual efforts, to improve our overall performance and to promote profitability by providing them an opportunity to participate in the increased value they help create. Options granted under the plan may be in the form of "incentive stock options" as defined under section 422 of the Internal Revenue Code of 1986, as amended, or options that are not incentive stock options. They will be administered by the compensation committee of the board of directors.

         We will reserve 3,000,000 shares of our common stock for issuance under the plan. In general, all options granted under the plan will lapse ten years from the date of grant (five years in the case of a 10% stockholder of our company, our parent or one of our subsidiaries). In general, the exercise price of an option will be determined by the compensation committee of the board of directors at the time the option is granted and will not be less than 100% of the fair market value of a share of our common stock on the date the option is granted. The compensation committee may provide in the option agreement that an option may be exercised in whole immediately or is exercisable in increments through a vesting schedule.

EMPLOYEE STOCK PURCHASE PLAN

         On or before the distribution date, we intend to adopt an Employee Stock Purchase Plan. We intend for the plan to serve to encourage employee participation in the ownership of our company and the plan will qualify under section 423 of the Internal Revenue Code. The plan will be administered by the compensation committee of the board of directors.

         We will reserve 2,000,000 shares of our common stock for issuance under the plan. During 2001, eligible employees can purchase our common stock at certain established times at 100% of fair market value of the shares on the date of purchase. During 2002, and thereafter, the board of directors will establish the purchase price under the plan, which may not be less than 85% of fair market value.

EMPLOYEE BENEFIT PLANS

         We have established a health and welfare benefits plan for our employees.

DIRECTOR COMPENSATION

         On or after the distribution date, we intend to approve a compensation plan for our non-employee directors. Under the compensation plan, each non-employee director will receive an initial grant of options to purchase an appropriate number of shares of our common stock effective upon the adoption of this plan. These options will vest immediately and will be subject to the terms set forth in the applicable stock option agreement.

COMMITTEES OF THE BOARD OF DIRECTORS

         Upon completion of the spin-off, we will establish two committees of the board of directors, an audit committee and a compensation committee.

         Upon completion of the spin-off, the audit committee will consist of certain of our "independent directors." The audit committee will be responsible for considering the independence of our independent auditor and for performing various oversight roles in connection with our operations as described in the Commission's regulations.

         Upon completion of the spin-off, the compensation committee will consist of certain of our "non-employee" directors, as that term is defined in Rule 16b-3(3)(i) under the Securities Exchange Act. The compensation committee will be responsible for determining the compensation payable to our executive officers and making grants under our stock option plan.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation provides that we shall indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because of their position as a director or officer of our company, against all expense, loss or liability reasonable incurred or suffered in connection with that litigation. Our bylaws provide that we may pay a director or officer expenses incurred in defending any proceeding in advance of its final disposition upon our receipt of an undertaking, by or on behalf of the director or officer, to repay the amount so advanced if it is ultimately determined that the officer or director is not entitled to indemnification.

         Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit, or proceeding brought by reason of the fact that the person is or was a director or officer of the corporation, if the person acted in good faith and in the manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of an action or suit, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if the person shall have been adjudicated to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines that the defendant is fairly and reasonably entitled to indemnification for these expenses despite an adjudication of liability.

         As provided for in Section 102(b)(7) of the DGCL, our Certificate of Incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty of the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT


         The following table provides information with respect to the anticipated beneficial ownership of the Company's common stock by (1) each of our stockholders whom we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and (3) all of our directors and executive officers as a group. We base the share amounts shown for each person's beneficial ownership of Lahaina as of the date of this document, unless we indicate some other basis for the share amounts. We have adjusted the share amounts and percentages shown for each person in the table to give effect to shares of Lahaina common stock that are not outstanding but may be acquired by the person upon the exercise of all options exercisable for Lahaina common stock before the record date for the spin-off.


                                                           SHARES TO BE
                                                        BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER                     NUMBER    PERCENT
L. Scott Demerau   (1)                                 1,823,385     TBD
5895 Windward Pkwy, Alpharetta, GA  30005

Juli Demerau  (2)                                      1,608,117     TBD
5895 Windward Pkwy, Alpharetta, GA  30005

William McCord   (3)                                   1,123,723     TBD

Judith E. Demerau   (4)                                1,040,895     TBD
5895 Windward Pkwy, Alpharetta, GA  30005

Cindy Emerine                                             24,868     TBD
14001 E. Iliff Avenue, Denver, CO  80014

Dan E. Moudy                                                 -0-     TBD

Robert Altenbach                                          16,667     TBD

Lahaina Acquisitions, Inc.                             2,637,535     TBD

All directors and executive officers as a
group (5 persons)                                      1,165,258     TBD

------------------------------------------------

*  Less than 1%

(1) The shares to be beneficially owned by Mr. Demerau consist of shares owned directly by him and shares owned by Eutopean Enterprises,LLC, a limited liability corporation controlled by Mr. Demerau. Mr. Demerau disclaims beneficial ownership of the shares owned by his wife.

(2) The shares to be beneficially owned by Mrs. Demerau consist of shares owned directly by her and shares owned by Eutopean Enterprises,LLC, a limited liability corporation controlled by Mrs. Demerau. Mrs. Demerau disclaims beneficial ownership of the shares owned by her husband.

(3) The shares to be beneficially owned by Mr. McCord consist of shares owned directly by him and shares owned by WMD Investments Ltd., a limited partnership controlled by Mr. McCord.

(4) The shares to be beneficially owned by Judith Demerau consist of shares owned directly by her and shares owned by Kingdom Generals, LLC, a limited liability corporation controlled by her.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         The following is a summary of agreements and transactions among us and certain related parties. It is our policy that transactions with related parties must be on terms that, on the whole, are no less favorable than those that would be available from unrelated parties. Based on our experience in the industry in which we operate and the terms of our transactions with unrelated parties, it is our belief that all of the transactions described below met that standard at the time the transactions were effected.

         William McCord, Chief Executive Officer of United Capital Mortgage Corporation, a subsidiary of United, currently guarantees United's warehouse line of credit in the amount of $30,000,000.

         Prior to the Spin-Off, Lahaina and United will enter into various agreements for accomplishing the separation of our business from Lahaina and the distribution of United's common stock to Lahains's shareowners. These agreements included the following: a separation and distribution agreement, a tax sharing agreement and an employee benefits allocation agreement.

         The agreements relating to our separation from Lahaina were made in the context of a parent-subsidiary relationship. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties.

         In addition, Lahaina will retain 15% of the shares of United after the Spin-Off.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL

         The following description of our capital stock and certain provisions of our Certificate of Incorporation and Bylaws is a summary and is qualified by the provisions of the Certificate of Incorporation and Bylaws, which have been filed as exhibits to our registration statement on Form 10.

         On the distribution date, our authorized capital stock will consist of 210,000,000 shares, consisting of 200,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $.001 per share. No shares of our preferred stock will be issued in the spin-off. On the distribution date, we will have approximately _______________million shares of our common stock outstanding, based upon Lahaina's outstanding common stock of ___________________million shares as of [ ], 2001.

COMMON STOCK

         Our common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. Our common stock does not have cumulative voting rights or other preemptive or subscription rights. Holders of shares of our common stock are entitled to any dividends as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding up of United, after required payments to creditors, the assets of United will be divided pro rata on a per share basis among the holders of the common stock.

PREFERRED STOCK

         Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the rights, designations, preferences, privileges, qualifications, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. No shares of preferred stock will be outstanding on the spin-off date. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of United without any further action by the stockholders, and thus may be viewed as having an anti-takeover effect.

TRANSFER AGENT AND REGISTRAR

         Corporate Stock Transfer will be the transfer agent and registrar for our common stock following the spin-off. It is located at Suite 430, 3200 Cherry Creek Drive South, Dnever, CO 80209, telephone (303)282-4800.

LISTING

         We are applying to list our common stock for quotation on the American Stock Exchange under the ticker symbol "[ ]." If this application is denied, we intend to list our common stock on the OTC Bulletin Board under the ticker symbol "[ ]".


                             VALIDITY OF SECURITIES


         The law firm of Kutak Rock, LLP has provided us an opinion that all shares of our common stock outstanding on the distribution date will be validly issued, fully paid and non-assessable.

                       WHERE YOU CAN FIND MORE INFORMATION


         Following the spin-off, we will be subject to the informational requirements of the Exchange Act. Under the Exchange Act, we will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information we file with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, as well as at the Commission's Regional Offices, including the following: [ ]. Copies of such information may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or accessed electronically on the Commission's Web Site at (http://www.sec.gov). Information contained on the Commission's web site does not constitute a part of this Information Statement.

         We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent certified public accounting firm.

         WE HAVE FILED WITH THE COMMISSION A REGISTRATION STATEMENT ON FORM 10-SB UNDER THE EXCHANGE ACT COVERING OUR COMMON STOCK. THIS INFORMATION STATEMENT DOES NOT CONTAIN ALL OF THE INFORMATION IN THAT REGISTRATION STATEMENT AND THE RELATED EXHIBITS AND SCHEDULES. STATEMENTS IN THIS INFORMATION STATEMENT AS TO THE CONTENTS OF ANY CONTRACT, AGREEMENT OR OTHER DOCUMENT ARE SUMMARIES ONLY AND ARE NOT NECESSARILY COMPLETE. FOR COMPLETE INFORMATION AS TO THESE MATTERS, REFER TO THE APPLICABLE EXHIBIT OR SCHEDULE TO THE REGISTRATION STATEMENT. THE REGISTRATION STATEMENT AND THE RELATED EXHIBITS FILED BY US WITH THE COMMISSION MAY BE INSPECTED AT THE PUBLIC REFERENCE FACILITIES OF THE COMMISSION LISTED ABOVE.

         No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representations must not be relied upon as having been authorized by us or Lahaina. Neither the delivery of this Information statement nor the completion of the spin-off contemplated hereby shall, under any circumstance, create any implication that there has been no change in our affairs or those of Lahaina since the date of this Information Statement, or that the information contained herein is correct as of any time after its date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE

Accent Mortgage Services, Inc. Year ended
September 30, 2000 Audit                                        44

Accent Mortgage Services, Inc. Year ended
September 30, 1999 Audit                                        60

                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                               Mortgagee ID: 78420

                        CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED SEPTEMBER 30, 2000

                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES


                                TABLE OF CONTENTS


                                                                          Page

Independent Auditors' Report................................................1

Consolidated Balance Sheet..................................................2

Consolidated Statement of Operations........................................3

Consolidated Statement of Stockholder's Equity..............................4

Consolidated Statement of Cash Flows........................................5

Notes to Consolidated Financial Statements..................................7

Supplementary Information to the Financial Statements:

     Computation of Adjusted Net Worth for Approval and Recertification of
        Nonsupervised Loan Correspondents...................................13

Independent Auditors' Report on Internal Control............................14

Independent Auditors' Report on Compliance with Specific Requirements
     Applicable to Major HUD Programs.......................................16

                          INDEPENDENT AUDITORS' REPORT


To the Stockholder and
Board of Directors of
Accent Mortgage Services, Inc.

We have audited the accompanying consolidated balance sheet of Accent Mortgage Services, Inc. (a wholly-owned subsidiary of Lahaina Acquisitions, Inc.) and subsidiaries as of September 30, 2000, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and Government Auditing Standards issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accent Mortgage Services, Inc. and subsidiaries as of September 30, 2000, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

In accordance with Government Auditing Standards and the Consolidated Audit Guide for Audits of HUD Programs issued by the U.S. Department of Housing and Urban Development, we have also issued a report dated February 6, 2001 on our consideration of Accent Mortgage Services, Inc. and subsidiaries' internal control and a report dated February 6, 2001 on their compliance with specific requirements applicable to major HUD programs. Those reports are an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audit.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of adjusted net worth for approval and recertification of nonsupervised loan correspondents is presented for purposes of additional analysis and is not a required part of the basic financial statements of Accent Mortgage Services, Inc. and subsidiaries. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.
Atlanta, Georgia

        /S/
--------------------------

February 6, 2001


          See accompanying notes to consolidated financial statements.

                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000


                                       ASSETS
Cash                                                               $ 256,255
Accounts receivable                                                  227,947
Note receivable, net                                               1,553,938
Foreclosed real estate                                               143,960
Property and equipment, net                                          130,854
Goodwill, net of accumulated amortization of $134,019              1,185,987
Other assets                                                          41,187
                                                               --------------
TOTAL ASSETS                                                     $ 3,540,128
                                                               ==============


                               LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accounts payable and accrued expenses                              $ 854,543
Accrued interest payable                                              48,986
Line of credit                                                       642,442
Due to parent company                                                103,237
Deferred revenue                                                      44,012
                                                               --------------
TOTAL LIABILITIES                                                  1,693,220
                                                               --------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
Common stock, no par value; 1,000,000 shares authorized;
400,000 shares issued and outstanding                                 60,000
Additional paid-in capital                                         3,154,276
Accumulated deficit                                               (1,367,368)
                                                               --------------
TOTAL STOCKHOLDER'S EQUITY                                         1,846,908
                                                               --------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                       $ 3,540,128
                                                               ==============




                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED SEPTEMBER 30, 2000


REVENUES
Broker fee income                                                $ 9,009,018
Gain on sale of subsidiary                                         1,166,872
Interest income                                                      153,644
Other income                                                          62,726
                                                               --------------
                                                                  10,392,260

EXPENSES
Broker commissions                                                 7,707,545
General and administrative                                         1,424,388
Valuation adjustment related to note receivable                    1,536,062
Amortization of goodwill                                             115,410
Interest expense                                                      57,505
                                                               --------------
                                                                  10,840,910

LOSS FROM OPERATIONS                                                (448,650)

INCOME TAX EXPENSE                                                   103,237
                                                               --------------

NET LOSS                                                         $ (551,887)
                                                               ==============

Basic and diluted loss per common share                          $    (1.38)
                                                               ==============
Basic and diluted weighted average per
common share outstanding                                            400,000
                                                               ==============





                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                          YEAR ENDED SEPTEMBER 30, 2000


                                                                Additional                                Total
                                              Common              Paid-in          Accumulated        Stockholder's
                                               Stock              Capital            Deficit             Equity
                                             ---------          -----------       -------------       ------------
Balance, September 30, 1999                  $ 60,000           $2,211,417        $   (815,481)        $ 1,455,936

Acquisition of assets of Paradigm
     Mortgage Associates, Inc. using
     Lahaina Acquisition, Inc.
     common stock                                   -              692,859                   -             692,859

Additional consideration on
     acquisition of Accent
     Mortgage Services, Inc. using
     Lahaina Acquisitions, Inc.
     common stock                                   -              250,000                   -             250,000

Net loss                                            -                    -            (551,887)           (551,887)
                                             --------           ----------         ------------         -----------

Balance, September 30, 2000                  $ 60,000           $3,154,276         $(1,367,368)         $1,846,908
                                             ========           ==========         ============         ===========



                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          YEAR ENDED SEPTEMBER 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from operations                                             $10,269,792
    Cash paid to support operations                                            (9,904,138)
    Interest paid                                                                (190,432)
                                                                             -------------
       Net cash provided by operating activities                                  175,222
                                                                             -------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in due to parent                                                  36,744
                                                                             -------------

NET INCREASE IN CASH                                                              211,966

CASH, BEGINNING OF YEAR                                                            44,289
                                                                             -------------

CASH, END OF YEAR                                                             $   256,255
                                                                             =============


RECONCILIATION OF NET LOSS TO NET CASH PROVIDED
    BY OPERATING ACTIVITIES
       Net loss                                                               $  (551,887)
                                                                             -------------
       Adjustments:
          Depreciation                                                             28,741
          Amortization                                                            115,410
          Gain on sale of foreclosed real estate                                  (40,000)
          Gain on sale of subsidiary                                           (1,166,872)
          Valuation adjustment related to note receivable                       1,536,062
          Interest income accrued on note receivable                              (90,000)
          Changes in:
              Restricted cash                                                      77,352
              Restricted certificates of deposit                                  126,249
              Accounts receivable                                                (189,170)
              Other assets                                                        176,063
              Accounts payable and accrued expenses                               458,689
              Accrued interest payable                                           (132,927)
              Deferred revenue                                                   (172,488)
                                                                             -------------
                  Total adjustments                                               727,109
                                                                             -------------
          Net cash provided by operating activities                           $   175,222
                                                                             =============





                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                          YEAR ENDED SEPTEMBER 30, 2000

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
    Issuance of Lahaina Acquisitions, Inc. common stock related to the purchase
       of Accent Mortgage Services, Inc.                                        $    250,000
                                                                                ============

    Transfer of foreclosed real estate to satisfy line of credit                $    450,000
                                                                                ============

    Sale of Beachside Commons I, Inc.
       Real estate held for sale                                                $ (3,650,000)
       Note payable assumed by purchaser                                        $  1,547,894
       Note receivable                                                          $  1,833,128
       Accounts payable assumed by purchaser                                    $    268,978

    Purchase of assets of Paradigm Mortgage Associates, Inc.
       Goodwill                                                                 $   (537,801)
       Property and equipment                                                   $   (155,058)
       Issuance of Lahaina Acquisitions, Inc. common stock                      $    692,859




                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accent Mortgage Services, Inc. ("AMSI" or the "Company") was incorporated in the State of Georgia on August 21, 1991. The Company is a residential mortgage broker, providing mortgage brokerage services to consumers through several traditional branch offices located primarily in the Atlanta, Georgia metropolitan area. The Company is a wholly-owned subsidiary of Lahaina Acquisitions, Inc. ("Lahaina").

As a Title II nonsupervised loan correspondent, the Company originates HUD insured loans to owners of single family housing.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenues are primarily derived from fee income from the brokerage of residential mortgage loans, and such revenues are recognized at the time the mortgage loan closes. The Company does not take title to any loans originated by its branch offices, and fees are earned at the time of closing and are non-refundable.

Foreclosed Real Estate

Foreclosed real estate is carried at the lower of cost or estimated fair value less estimated costs to sell.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally three to five years.

Goodwill

Goodwill represents the excess of cost over the net assets of acquired businesses and is amortized using the straight-line method over ten to fifteen years.

Long-Lived Assets

The Company reviews its property and equipment and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              (CONTINUED)

Cash Concentration

The Company maintains its cash balances in three financial institutions. These balances, at times, may exceed federally insured limits.

Net Loss Per Share

The Company has adopted SFAS No. 128, "Earnings Per Share", which requires basic and dilutive earnings per share presentation. Basic loss per share is computed as net loss available to common shareholdrers divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur from common shares issuable through stock options, stock warrants, and convertible debt and stock. The Company did not have any stock options, stock warrants, or convertible debt or stock, and therefore dilutive loss per share is the same as basic loss per share.

NOTE B - MORTGAGE LOANS HELD FOR SALE - NET

Mortgage loans held for sale totaling $839,973 at September 30, 2000 consist of a pool of non-performing loans that were purchased by the Company in July and August 1998 from SGE Mortgage Funding Corporation ("SGE") and related entities. Many of the loans that were acquired were also sold by SGE to other institutions, thereby putting the ownership of these loans in question. Management believes that the collection of these amounts is unlikely and, therefore, a valuation allowance of $839,973 has been recorded in a prior year. The Company has also discontinued accrual of interest on these loans.

NOTE C - ACQUISITIONS AND DISPOSITIONS

In March 2000, Lahaina acquired certain assets of Paradigm Mortgage Associates, Inc. ("Paradigm") for 500,000 shares of its common stock. Lahaina thereafter transferred this investment to Accent Acquisitions I, Inc., a wholly-owned subsidiary of the Company. Paradigm had a co-operative branch network of mortgage brokers and the Company offered many of these the opportunity to become co-operative branches with the Company. Paradigm guaranteed that the branch operations moving to the Company from Paradigm would maintain minimum monthly volumes of mortgage loan originations, with 300,000 shares subject to a claw back provision if minimum volumes are not met. The volume guarantees have not been achieved in any of the months subsequent to the transaction and the claw back provisions begin to apply in October 2000. The purchase price recorded was based on the 200,000 common shares issued and allocated as follows:

              Goodwill                                            $537,801
              Property and equipment                               155,058
                                                                 ---------
                                                                  $692,859

During the fiscal year ended September 30, 2000, additional consideration of $250,000 was recorded on the purchase of Accent Mortgage Services, Inc. through the issuance of 62,500 shares of Lahaina common stock valued at $4 per share.

In December 1999, the Company sold all of the outstanding common stock of its Beachside Commons I, Inc. subsidiary ("Beachside") to NP Holding, LLC in exchange for the assumption of $1,547,894 of the existing first mortgage and accounts payable of $268,978, and a note receivable in the amount of $3,000,000. The Company's former chairman is a member of NP Holding, LLC. At September 30, 2000, the note, including accrued interest of $90,000, has been discounted by $1,536,062 to reflect the value of the collateral for the note which consists of 675,000 shares of Lahaina's common stock which are owned by the purchaser and 500,000 shares of Lahaina's common stock pledged by a former AMSI shareholder. The 1,175,000 shares are the only collateral securing the note. At September 30, 2000, the carrying value of the note was $1,553,938.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2000:

         Furniture and fixtures                             $ 158,183
         Office equipment                                       3,638
                                                            ----------
                                                              161,821
         Less accumulated depreciation                         30,967
                                                            ----------
                                                            $ 130,854

NOTE E - LINE OF CREDIT

At September 30, 2000, the Company had $642,442 outstanding under a $2,000,000 warehouse line of credit. The warehouse line of credit had previously been used to fund mortgage loans that ultimately would be sold to third parties. The warehouse line of credit is secured by the underlying mortgages originated using proceeds from draws on the warehouse line and foreclosed real estate. The warehouse line was suspended as of July 9, 1999 due to violation of certain debt covenants and failure to repurchase or otherwise remove aged loans pursuant to the line of credit agreement. During the fiscal year ended September 30, 2000, the lender accepted certain foreclosed properties in partial satisfaction of the line of credit. The lender also agreed to allow the Company to make interest only payments on the remaining principal amount while the underlying loans are in receivership (see Note H).

NOTE F - INCOME TAXES

The Company files a consolidated tax return with Lahaina and records its share of the consolidated income tax expense and benefits on a separate return basis. During the fiscal year ended September 30, 2000, the Company's current tax expense of $103,237 is recorded as due to parent company on the Company's balance sheet. This liability represents the amount due to Lahaina for the benefit the Company will receive on the fiscal 2000 consolidated federal and state tax returns as a result of the loss generated by the parent in fiscal 2000.

Temporary differences that give rise to significant portions of deferred tax assets at September 30, 2000 relate to the write-down of the note receivable, the allowance for losses on mortgage loans held for sale, and from using the cash basis for income tax reporting purposes. Net deferred taxes at September 30, 2000 include the following components:

         Deferred tax assets                         $ 1,203,000
         Valuation allowance                          (1,203,000)
                                                     ------------
         Net deferred taxes                          $         -
                                                     ============

NOTE F - INCOME TAXES (CONTINUED)

The net change in the deferred tax valuation allowance was an increase of $283,000 for the year ended September 30, 2000.

NOTE G - RELATED PARTY TRANSACTIONS

The Company shares office space, key employees, and other operating expenses with its parent company and other related entities. These shared expenses are allocated between the entities based on usage as estimated by management. Net reimbursements are made on a monthly basis. Non-interest bearing advances are also made to/from the related entities for working capital purposes. An amount due to the parent has also been recorded for an inter-company allocation of income taxes. At September 30, 2000, there was $103,237 due to the parent company.


NOTE H - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under an operating lease agreement. Future minimum lease payments on this non-cancelable operating lease as of September 30, 2000 are as follows:

            Year Ended
           September 30
              2001                       $162,820
              2002                        167,691
              2003                        172,668
              2004                        162,669
                                         --------
                                         $665,848

This lease also provides for the payment of certain operating expenses by the Company. During the fiscal year ended September 30, 2000, space at this facility was shared with the Company's parent and other related entities. These related parties were responsible for 80% of the rent in fiscal 2000. The Company's portion of rent expense which was charged to operations for fiscal 2000 was operating $32,000.

Legal Proceedings

In July and August 1998, the Company acquired from SGE and its related entities notes secured primarily by first security interests in residences. SGE has been placed in receivership by Order of the Superior Court of Tift County, Georgia. The receiver is charged with the responsibility of settling competing claims, if any, to loans made and sold by SGE. Many of the loans acquired by the Company from SGE were later sold to Matrix Bank for a total purchase price of $623,032. Matrix Bank contends that some of the loans are subject to competing claims or are non-performing assets, and has demanded that the Company reacquire these loans.

The Company has negotiated a settlement with Matrix Bank in the amount of $55,000. Any losses would be subject to indemnification from the former AMSI shareholders.

The Company is engaged from time to time in various other litigation matters in the ordinary course of business including disputes with vendors concerning past due accounts payable. The Company will vigorously defend its positions and believes the outcome of any litigation will not have a material adverse effect on the Company.


NOTE I - SUBSEQUENT EVENT

On December 29, 2000, Lahaina acquired the personal residence of L. Scott Demerau, its Chairman, CEO and President, for approximately $8,000,000. The price paid for the property was based upon an independent appraisal. Payment included the transfer of the Beachside note receivable at a stated value of $2,450,000.





                         ACCENT MORTGAGE SERVICES, INC.
                                AND SUBSIDIARIES
                      COMPUTATION OF ADJUSTED NET WORTH FOR
                         APPROVAL AND RECERTIFICATION OF
                        NONSUPERVISED LOAN CORRESPONDENTS
                               SEPTEMBER 30, 2000

1.   Home office                                             $     50,000

2.   Branch office                                  $25,000
     x Number of branch offices                     x    15       375,000
                                                             -------------

3.   Total                                                   $    425,000
                                                             =============

4.   Net worth required (lesser of $250,000 or Line 3)       $    250,000
                                                             =============

Stockholder's net worth per balance sheet                    $  1,846,908

Less unacceptable assets:
     Goodwill                                                  (1,185,987)
     Other assets                                                 (41,187)
                                                             -------------

Adjusted net worth for HUD requirement purposes              $    619,734
                                                             =============



                INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of Accent Mortgage Services, Inc.

We have audited the consolidated financial statements of Accent Mortgage Services, Inc. and subsidiaries as of and for the year ended September 30, 2000, and have issued our report thereon dated February 6, 2001. We have also audited Accent Mortgage Services, Inc. and subsidiaries' compliance with requirements applicable to major HUD-assisted programs and have issued our report thereon dated February 6, 2001.

We conducted our audits in accordance with generally accepted auditing standards, Government Auditing Standards, issued by the Comptroller General of the United States, and the Consolidated Audit Guide for Audits of HUD Programs (the "Guide"), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and about whether Accent Mortgage Services, Inc. and subsidiaries complied with laws and regulations, noncompliance with which would be material to a major HUD-assisted program.

The management of Accent Mortgage Services, Inc. and subsidiaries is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that HUD-assisted programs are managed in compliance with applicable laws and regulations. Because of inherent limitations in any internal control, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of controls may deteriorate.

In planning and performing our audits, we obtained an understanding of the design of relevant controls and determined whether they had been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements of Accent Mortgage Services, Inc. and subsidiaries and on their compliance with specific requirements applicable to their major HUD-assisted programs and to report on internal control in accordance with the provisions of the Guide and not to provide any assurance on internal control.

We performed tests of controls, as required by the Guide, to evaluate the effectiveness of the design and operation of controls that we considered relevant to preventing or detecting material noncompliance with specific requirements applicable to Accent Mortgage Services, Inc. and subsidiaries' major HUD-assisted programs. Our procedures were less in scope than would be necessary to render an opinion on internal control. Accordingly, we do not express such an opinion.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited or that noncompliance with laws and regulations that would be material to a HUD-assisted program may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operations that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the board of directors, management, others within the organization, and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.

/s/Tauber & Balser, P.C.
Atlanta, Georgia


February 6, 2001

                 INDEPENDENT AUDITORS' REPORT ON COMPLIANCE WITH
             SPECIFIC REQUIREMENTS APPLICABLE TO MAJOR HUD PROGRAMS



To the Stockholder and Board of Directors of Accent Mortgage Services, Inc.

We have audited the financial statements of Accent Mortgage Services, Inc. and subsidiaries as of and for the year ended September 30, 2000 and have issued our report thereon dated February 6, 2001. In addition, we have audited Accent Mortgage Services, Inc. and subsidiaries' compliance with the specific program requirements governing

         Quality Control Plan
         Branch Office Operations
         Loan Origination
         Loan Settlement (not applicable)
         Loan Servicing (not applicable)
         Escrow Account (not applicable)
         Section 235 Assistance Payments (not applicable)
         Federal Financial and Activity Reports
         Kickbacks
         Mortgage Approval Requirements

     that are applicable to each of their major HUD-assisted programs, for the year ended September 30, 2000. The management of Accent Mortgage Services, Inc. and subsidiaries is responsible for compliance with those requirements. Our responsibility is to express an opinion on compliance with those requirements based on our audit.

We conducted our audit of compliance in accordance with generally accepted auditing standards, Government Auditing Standards, issued by the Comptroller General of the United States, and the Consolidated Audit Guide for Audits of HUD Programs (the "Guide") issued by the U.S. Department of Housing and Urban Development, Office of Inspector General. Those standards and the Guide require that we plan and perform the audit to obtain reasonable assurance about whether material noncompliance with the requirements referred to above occurred. An audit includes examining, on a test basis, evidence about Accent Mortgage Services, Inc. and subsidiaries' compliance with those requirements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion Accent Mortgage Services, Inc. and subsidiaries complied, in all material respects, with the requirements described above that are applicable to each of their major HUD-assisted programs for the year ended September 30, 2000.

This report is intended solely for the information and use of the board of directors, management, others within the organization, and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.

/s/Tauber & Balser, P.C.
Atlanta, Georgia


February 6, 2001

CONSENT OF TAUBER & BALSER, P.C.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement of United Mortgage Holdings, Inc. on Form 10-SB our report dated February 6, 2000, appearing in this Form 10SB of Lahaina Acquisitions, Inc. for the period ended September 30, 2000.

/s/ TAUBER & BALSER, P.C.
Atlanta, Georgia

May 8, 2001

                         Accent Mortgage Services, Inc.
                                 and Subsidiary
                               Mortgagee ID: 78420

                        Consolidated Financial Statements
                               September 30, 1999

                                               January 11, 2000



Independent Auditors' Report

To the Stockholder and
Board of Directors of
Accent Mortgage Services, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Accent Mortgage Services, Inc. (a wholly owned subsidiary of Lahaina Acquisitions, Inc.) and Subsidiary as of September 30, 1999 and the related consolidated statements of operations, stockholder's equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accent Mortgage Services, Inc. and Subsidiary as of September 30, 1999 and the consolidated results of their operations and their cash flows for the nine months then ended in conformity with generally accepted accounting principles.

In accordance with Government Auditing Standards, we have also issued a report dated January 11, 2000, on our consideration of Accent Mortgage Services, Inc. and Subsidiary's internal control over financial reporting and our tests of their compliance with certain provisions of laws, regulations, contracts and grants.

/s/Holland, Shipes Vann, P.C.
Atlanta, GA
                                        61

               Accent Mortgage Services, Inc. and Subsidiary

                        Consolidated Balance Sheet


September 30, 1999

Assets
   Cash and cash equivalents                        $       44,289
   Restricted cash                                          77,352
   Restricted certificates of deposit                      126,249
   Real estate held for sale                             3,650,000
   Foreclosed real estate                                  593,960
   Mortgage portfolio                                          -0-
   Equipment, less accumulated depreciation                  4,536
   Goodwill                                                513,596
   Other receivables                                       256,028

                                                    $    5,266,010



Liabilities and Stockholder's Equity

Liabilities
   Accounts payable and accrued expenses            $      664,832
   Accrued interest payable                                181,913
   Line of credit                                        1,132,442
   Note payable                                          1,547,894
   Due to related company                                   66,493
   Deferred revenue                                        216,500

                                                    $    3,810,074

Commitments and contingencies

Stockholder's equity
   Common stock, no par value, 1,000,000 shares
   authorized; 400,000 shares issued and outstanding        60,000
   Additional paid-in capital                            2,211,417
   Accumulated deficit                                    (815,481)

                                                         1,455,936

                                                    $    5,266,010

        See accompanying notes to consolidated financial statements.


                        Accent Mortgage Services, Inc. and Subsidiary

                            Consolidated Statement of Operations


Nine Months Ended September 30, 1999

Revenues
    Brokerage services                              $    1,386,835
    Interest income                                          1,400
    Miscellaneous income                                    19,550

                                                         1,407,785


Other expenses
    Brokerage services expense                             964,935
    Interest expense                                        82,511
    Administrative and general                             962,941
    Amortization of goodwill                                23,687
    Loss on disposal of property and equipment             189,192

                                                         2,223,266


Net loss                                             $    (815,481)

              See accompanying notes to consolidated financial statements.

                                                                            Accent Mortgage Services, Inc. and Subsidiary

                                                                                        Consolidated Statement of Changes
                                                                                                  in Stockholder's Equity

                                                                      Additional                            Total
                                                         Common        Paid-in      Accumulated    Stockholder's
                                                        Stock          Capital        (Deficit)    Equity (Deficit)


Balance, December 31, 1998                          $    60,000       $  124,595       $(1,278,314)       $(1,093,719)

Capital contribution                                                     500,000                              500,000

Acquisition of common stock
   by The Accent Group                                                  (352,464)        1,278,314            925,850

Contribution by parent of
   Beachside Commons I, Inc.                                           1,939,286                            1,939,286

Net loss for the nine months
   ended September 30, 1999                                                               (815,481)          (815,481)

Balance, September 30, 1999                         $    60,000       $2,211,417      $   (815,481)       $ 1,455,936

           See accompanying notes to consolidated financial statements.

                  Accent Mortgage Services, Inc. and Subsidiary
                     Consolidated Statement of Cash Flows


Nine Months Ended September 30, 1999

Cash flows from operating activities
    Net loss                                         $      (815,481)

    Adjustments to reconcile net loss to net cash
        used in operating activities:-
            Depreciation                                      14,002
            Amortization                                      23,687
            Loss on disposal of property and equipment       189,192
            Decrease in allowance for doubtful accounts       (1,722)
            Changes in assets and liabilities:
              Restricted cash                                (68,831)
              Restricted certificates of deposit              (3,168)
              Accrued interest receivable                     47,959
              Other receivables                             (256,028)
              Accounts payable and accrued expenses          501,927
              Accrued interest payable                           (53)

                                                             446,965

Net cash used in operating activities                       (368,516)


Cash flows from investing activities
    Net advances to related parties                          (25,298)
    Proceeds from sale of mortgages                        3,231,683
    Proceeds from sale of equipment                           22,149

Net cash provided by investing activities                  3,228,534


Cash flows from financing activities
    Proceeds from stockholders loans                           2,794
    Decrease in lines of credit                           (3,355,122)
    Capital contribution                                     500,000
    Principal payments on notes payable                      (29,451)

Net cash used in financing activities                     (2,881,779)


Net decrease in cash                                         (21,761)
Cash and cash equivalents, beginning of period                66,050


Cash and cash equivalents, end of period             $        44,289

           See accompanying notes to consolidated financial statements.


       Accent Mortgage Services, Inc. and Subsidiary
         Notes to Consolidated Financial Statements
                   September 30, 1999





1.  Organization and              Accent  Mortgage  Services,  Inc.  (AMSI) was
    Summary of Significant        incorporated in the State of Georgia on
    Accounting Policies           August  21,  1991.  The  Company  engages  in
                                  residential  and  commercial  brokerage
                                  services and in the purchase and sale of mortgages. The Company provides these services primarily to residential mortgage customers throughout the United States. In
                                  1999, the Company expanded its services to include cooperative branch brokerage services, which allows outside agents to broker loans utilizing the Company's licenses, and receives fees from short-term stage financing for modular home purchasers. At September 30, 1999, the Company was a wholly-owned subsidiary of Lahaina Acquisitions, Inc.

                                  Effective July 9, 1999, Accent Holdings, Inc exchanged 400,000 shares of Accent Mortgage Services, Inc. for 362,000 shares of common stock of The Accent Group, Inc., thereby making AMSI a wholly-owned subsidiary of The Accent Group. The Accent Group, Inc. then entered into a reverse merger with
                                  Lahaina  Acquisitions,   Inc.  In connection
                                  with the merger, shareholders of The Accent Group received 82% of the common stock of Lahaina. Lahaina Acquisitions, Inc. is now the surviving parent of AMSI.

                                  On September 21, 1999, Lahaina Acquisitions,
                                  Inc. contributed a subsidiary,  Beachside
                                  Commons I, Inc. (Beachside) to Accent Mortgage Services, Inc. Beachside then became a subsidiary of Accent Mortgage Services, Inc. The assets and liabilities of
                                  Beachside contributed to AMSI are as follows:

                                  Restricted cash               $      8,521
                                  Real estate held for sale         3,650,000
                                  Notes payable                    (1,547,894)
                                  Accrued interest payable            (16,769)
                                  Accounts payable and accrued
                                  expenses                           (163,835)
                                  Intercompany payable                (18,685)

                                                                   $1,911,338


    Principles of                 The  consolidated financial statements of the
    Consolidation                 Company  include the  accounts of its wholly
                                  owned subsidiary.  All intercompany
                                  transactions  and  balances  have  been
                                  eliminated in consolidation.

    Revenue Recognition Revenues are primarily derived from fee income from the brokerage of residential mortgage loans, and such revenues are recognized at the time the mortgage loan closes and fees are remitted to the Company from the closing agent.


    Management Estimates          The  preparation of  consolidated  financial
                                  statements in conformity  with generally
                                  accepted  accounting  principles requires
                                  management to make estimates and assumptions
                                  that  affect the  reported  amounts  of assets
                                  and  liabilities,  the  disclosure  of
                                  contingent  assets  and  liabilities  at  the
                                  date  of  the  consolidated   financial
                                  statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Mortgage Portfolio            Mortgage  loans are held for sale and are
                                  carried at the lower of cost or fair value with any unrealized losses included in current period earnings. The accrual of interest on mortgages is discontinued when the mortgages become delinquent for 90 days or more. Any accrued interest on delinquent mortgages is charged against current-period interest income. Subsequent interest income on such mortgages is recognized only to the extent that cash payments are received.

    Real Estate Held for          The Beachside real estate is classified as
    Sale                          held for sale under SFAS 121. When an asset is
                                  identified by management as held for sale, the Company discontinues depreciating the asset and estimates the fair value of such asset. If in management's opinion the net realizable fair value of the asset that has been identified as held for sale is less than the net book value of the asset, a reserve for losses is established. Fair value is determined based upon current estimated sales proceeds from a pending offer.

    Allowance for Losses          The allowance for losses is based on an
                                  analysis of the mortgage portfolio. The analysis considers credit profile factors such as mortgage characteristics and actual and expected loss experience. Increases in the allowance are charged to the provision for losses. Reductions in the allowance result from charge-offs, net of recoveries. In management's judgment, the allowance is adequate to provide for expected losses.

    Equipment                     Equipment is carried at cost. Depreciation is
                                  provided utilizing the straight-line method over the estimated useful lives of the individual assets, which are generally five to seven years. Depreciation expense totaled
                                  $14,002 for the nine months ended September
                                  30, 1999.

   Cash and Cash                  The  Corporation  considers  highly  liquid
   Equivalents                    investment  instruments  with an original
                                   maturity  of three  months  or less to be
                                  "cash equivalents." Cash equivalents are carried at cost, which approximates market value.

    Credit Risk Concentration of credit risk with respect to the Company's mortgages receivable exists since borrowers are susceptible to changes in economic conditions that could affect their ability to meet their obligations. Additionally, the Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

    Goodwill Goodwill represents the excess of cost over the net assets of acquired businesses and is amortized using the straight-line method over fifteen years. Amortization expense on goodwill was $18,609 for the period ended September 30, 1999.

    Income Taxes                  Income taxes are  accounted  for under the a
                                  asset and  liability  method.  Deferred tax
                                  assets and liabilities are recognized for the
                                  future tax consequences  attributable to
                                  differences  between the financial  statement
                                  carrying amounts of existing assets and
                                  liabilities  and  their  respective  tax
                                  basis  and  operating  loss   carryforwards.
                                  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date.

    Foreclosed                    Real Estate Foreclosed real estate is carried
                                  at the lower of cost or estimated fair value less estimated costs to sell.

2.  Mortgage Portfolio            Mortgage loans held for sale  totaling
                                  $843,869 at September 30, 1999 consist of a pool of non-performing loans that were purchased by AMSI in July and August 1998 from SGE Mortgage Funding Corporation and related parties (SGE). Many of the loans that were acquired were also sold by SGE to other institutions, thereby putting the ownership of the loans in question. Management believes that the collection of these amounts is unlikely and, therefore, a valuation allowance of $843,869 has been recorded.

3.  Equipment                     Equipment at September 30, 1999 is summarized
                                  as follows:

                                  Furniture and fixtures             $3,125
                                  Office equipment                    3,638
                                                                     ------
                                                                      6,763
                                 Less: Accumulated depreciation     (2,226)
                                                                     ------
                                                                     $4,537

4.   401(k) Profit                Effective  January 1, 1998,  the Company
     Sharing Plan                 established  a 401(k)  profit  sharing  plan
                                  covering  substantially all of its employees.
                                  Effective  September 30, 1999, the Plan
                                  was terminated and all eligible employees became 100% vested. The Company made contributions of $953 in 1999.

5.  Line of Credit                At  September  30, 1999,  the Company had
                                  $1,132,442  outstanding  under a $2,000,000
                                  warehouse line of credit. The warehouse line of credit had previously been used to fund mortgage loans that ultimately would be sold to third parties. The warehouse line of credit is secured by the underlying mortgages originated using proceeds from draws on the warehouse line and foreclosed real estate.
                                  The warehouse line was suspended as of July 9, 1999 due to violation of certain debt covenants and failure to repurchase or otherwise remove aged loans pursuant to the line of credit agreement. The lender has agreed to accept certain foreclosed properties in partial satisfaction of the line of credit. The lender has also agreed to allow the Company to make interest only payments on the remaining principal amount while the underlying loans are in receivership
                                  (see Note 10).

6. Note Payable                   The Company has a note payable secured by a
                                  first mortgage on Beachside's real estate, due December 1, 2001. The outstanding principal balance is $1,547,894 and interest only, at the rate of 13% per annum, will be paid until maturity.

7.Income Taxes                    The Company files a consolidated tax
                                  return with its parent, Lahaina Acquisitions, Inc. and allocates income tax benefits and expense based on the income or loss of each company. During the period, the Company did not record a provision for income taxes as it was in a net loss position and a full valuation allowance was recorded against the related net operating losses.

                                  Temporary differences that give rise to
                                  significant portions of deferred tax assets and liabilities at September 30, 1999 consist of net operating loss carryforwards, expense accruals and the allowance for losses. Net deferred taxes at September 30, 1999 include the following components:

                                  Deferred tax assets                 $920,000
                                  Valuation allowance                 (920,000)


                                  Net deferred taxes              $       -0-

                                  At September 30, 1999, the Company has net operating loss carryforwards for tax purposes of approximately $650,000, which are available to offset future taxable income through 2019.

8.Operating                       Lease The Company leases office space and
                                  equipment under noncancelable leases
                                  classified as operating leases. Future minimum obligations are as follows:

                                  Year Ended September 30,

                                                2000             $177,648
                                                2001              163,720
                                                2002              167,691
                                                2003              172,663
                                                2004              162,669

                                                                 $844,391

                                  Rental expense totaled $69,540 at September
                                  30, 1999 and is included in administrative and general expenses.

9.Related Party Transactions      At September 30, 1999, the
                                  Company has outstanding $66,493 in
                                  non-interest bearing advances from The Accent
                                  Group, Inc.

                                  The Company has certificates of deposit
                                  totaling $126,249 which secure notes payable of former stockholders of Accent Holdings, Inc.

10. Commitments and               In July and August  1998,  the  Company
    Contingencies                 purchased  mortgage  notes from SGE  Mortgage
                                  Funding Corp. Subsequent to the purchases, the Superior Court of Tift County,
                                  Georgia, placed SGE in receivership and charged the receiver with the responsibility of settling competing claims to loans made and sold by SGE. Many of the loans acquired by the Company from SGE were later sold to Matrix
                                  Bank for $623,032. Matrix Bank contends some of the loans are subject to competing claims or are nonperforming assets, and has demanded that the Company reacquire these loans. The
                                  Company is negotiating with Matrix to resolve these issues, however, the ultimate resolution is unknown at this time. The Company has not provided for losses which may result from the Matrix transaction.

                                  The Company is involved in several lawsuits and regulatory issues arising in the normal course of business. In the opinion of management, no material loss will result from settlement of these issues.

11. Supplemental                  The Company paid interest of $82,564 during
    Cash Flow                     the nine months ended September 30, 1999.
    Information

12. Subsequent Events             Effective  December 30, 1999, the Company
                                  sold its subsidiary, Beachside Commons I, Inc. to NP Holding, LLC in exchange for the assumption of the existing first mortgage of approximately $1,550,000 and a note in the amount of $3,000,000 that is secured by 660,000 shares of Lahaina's common stock. The
                                  Company's former chairman is a member of NP
                                  Holding, LLC. Selected financial data related to Beachside as of September 30, 1999 is as follows:

                                  Real estate held for sale         $3,650,000
                                  Total assets                      $3,650,000
                                  Notes payable                     $1,547,894
                                  Total liabilities                 $1,738,662

                                  The Company does not expect to record a
                                  significant gain or loss on the sale of
                                  Beachside.

                                  On January 11, 2000, the Company's parent announced that it had executed a letter of intent to acquire all of the issued and outstanding common stock of Paradigm Mortgage Associates, Inc. ("Paradigm") of Jacksonville, Florida. Paradigm is one of the largest cooperative branch mortgage companies in the country with more than 250 branch offices. In its announcement, the Company stated that a plan of acquisition should be defined by January 31, 2000 and that the transaction is expected to close within 60 days. Closing of the transaction is subject to, among other things, negotiation of a definitive agreement and plan of merger, satisfactory completion of a due diligence review, approval by both companies' boards of directors and appropriate regulatory approvals.

                Accent Mortgage Services, Inc. and Subsidiary
               Table of Contents for Supplementary Information
                            September 30, 1999



                                                                        Page

Independent Auditors' Report on Compliance and on
  Internal Control Over Financial Reporting Based on
  an Audit of Financial Statements Performed in
  Accordance With Government Auditing Standards                         I-II

Independent Auditor's Report on Additional Information                   III

Computation of Adjusted Net Worth for Approval and
  Recertification of Nonsupervised Loan Correspondents                   IV

                                      I


January 11, 2000



Independent Auditors' Report on Compliance and on Internal Control Over Financial Reporting
Based on an Audit of Financial Statements
Performed in Accordance With Government
Auditing Standards


To the Stockholder and Board of Directors of Accent Mortgage Services, Inc. and Subsidiary

We have audited the consolidated financial statements of Accent Mortgage Services, Inc. and Subsidiary as of and for the nine months ended September 30, 1999, and have issued our report thereon dated January 11, 2000. We conducted our audit in accordance with generally accepted auditing standards and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States.

Compliance
As part of obtaining reasonable assurance about whether Accent Mortgage Services, Inc. and Subsidiary's financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit and, accordingly, we do not express such an opinion. The results of our tests disclosed an instance of noncompliance that is required to be reported under Government Auditing Standards, as noted below.

    Form 1098 Mortgage Interest Statement
    The Company did not issue Form 1098 Mortgage Interest Statement to its mortgagees or the Internal Revenue Service in 1998. Since the company received more than $600 of mortgage interest on any one mortgage during the calendar year of 1998, Form 1098 was required to be filed. The Company is aware of the possible failure to file penalties.

Internal Control Over Financial Reporting
In planning and performing our audit, we considered Accent Mortgage Services, Inc. and Subsidiary's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. However, we noted certain matters involving the internal control over financial reporting and its operation that we consider to be reportable conditions. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation

January 11, 2000                               II

Independent Auditors' Report on Compliance
and on Internal Control Over Financial Reporting               Page Two
Based on an Audit of Financial Statements
Performed in Accordance With Government
Auditing Standards


of the internal control over financial reporting that, in our judgment, could adversely affect Accent Mortgage Services, Inc. and Subsidiary's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Reportable conditions are described below:

    Quality Control Plan
    The Company has a Quality Control Plan as required by Department of Housing & Urban Development guidelines. The Quality Control Plan requires either an internal or external review of its loan procedures. However, such a review was not performed. The Company has recognized its deficiency and has contracted with an outside firm to conduct its reviews which began subsequent to year-end.

    Loan Procedures - Letter of Assignment
    During our review of loan files, we noted several instances where an appropriate letter of assignment was not obtained. However, all these loans were closed in another lender's name. The Company is currently taking steps to insure that all loan file documentation is complete.

A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses. However, we believe that none of the reportable conditions described above is a material weakness.

This report is intended for the information of the Stockholder, Board of Directors, management, and the Department of Housing & Urban Development and is not intended to be and should not be used by anyone other than these specified parties.

/s/Holland Shipes Vann, P.C.
Atlanta, GA

                                    III
January 11, 2000



Independent Auditors' Report on
Additional Information

To the Stockholder and Board of Directors of Accent Mortgage Services, Inc. and Subsidiary

Our report on our audit of the basic consolidated financial statements of Accent Mortgage Services, Inc. and Subsidiary for the nine months ended September 30, 1999, appears in the preceding section of this report. We conducted our audit in accordance with generally accepted auditing standards for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on Page IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                       IV

          Accent Mortgage Services, Inc. and Subsidiary
        Computation of Adjusted Net Worth for Approval and
        Recertification of Nonsupervised Loan Correspondents

September 30, 1999


  1.    Home office                                        $           50,000

  2.    Branch office                       $25,000
        x Number of branch offices           x   2                     50,000
                                                                      100,000

  3.    Total                                               $         100,000

  4.    Net worth required (lesser of $250,000 or Line 3)   $         100,000


Stockholder's net worth per balance sheet                           1,455,936

Less unacceptable assets:
        Goodwill                                                    (513,596)
        Restricted certificates of deposit                          (126,249)

Adjusted net worth for HUD requirement purposes           $          816,091

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement of United Mortgage Holdings, Inc. on Form 10-SB of our report dated January 11, 1000 on Accent Mortgage Services, Inc. and Subsidiary for the year ended September 30, 1999.

/s/HOLLAND SHIPES VANN, P.C.
Atlanta, GA
May 8, 2001

                             PART III OF FORM 10-SB


Item 1.     Index to Exhibits.
     3.1    Certificate of Incorporation of United
     3.2    Bylaws of United
     4.1*   Form of Specimen Stock Certificate
     5.1*   Opinion of Kutak Rock, LLP Regarding Validity of Securities
     10.1   Separation and Distribution Agreement
     10.2*  Tax Sharing Agreement
     10.3*  Employee Stock Option Plan
     10.4*  Employee Stock Purchase Plan
     21.1   Subsidiaries of United
     99.1   Information Statement Dated as of [          ],  2001 attached to
            this Registration Statement as Annex A

-----------------------------------
*  To be filed by amendment



Item 2.     Description of Exhibits.
     3.1    Certificate of Incorporation of United
     3.2    Bylaws of United
     4.1    Form of Specimen Stock Certificate of United Common Stock
     5.1 Opinion of Kutak Rock, LLP Regarding Validity of Securities to be Distributed in the Spin-Off
    10.1    Separation and Distribution Agreement
    10.2    Tax Sharing Agreement
    10.3    Employee Stock Option Plan
    10.4    Employee Stock Purchase Plan
    21.1    Subsidiaries of United
    99.1    Information Statement Dated as of [              ],  2001 attached
            to this Registration Statement as Annex A

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         United Mortgage Holdings, Inc.
                                         (Registrant)


Date:  May 7, 2001                       By:   /s/  Dan E. Moudy
                                         Dan E. Moudy
                                         President and Chairman





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